

MEC

Annual Report 2003

MEC

Our Mission

To grow our horse racing business into a global entertainment business and produce above average returns for shareholders over the long term.

Our Vision

To become the world's leading electronic media wagering and entertainment company.

Corporate Profile

Magna Entertainment Corp. (MEC) is North America's number one owner and operator of horse racetracks, based on revenue, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

MEC operates a growing off-track betting (OTB) network in several states and a national account wagering business, XpressBet™, which permits customers to wager on races by telephone and over the Internet, subject to legal restrictions. MEC also owns and operates HorseRacing TV™, a 24-hour television network that provides live horse racing action from six to ten racetracks daily, including exclusive action from MEC racetracks. MEC owns a 30% equity interest in AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry.

MEC's network of thoroughbred racetracks includes Santa Anita Park, Golden Gate Fields and Bay Meadows Racecourse in California, Gulfstream Park in Florida, Lone Star Park at Grand Prairie in Texas and Pimlico Race Course (home of the Preakness Stakes®) and Laurel Park in Maryland. Additional racetracks owned or managed by MEC include The Meadows in Pennsylvania, Remington Park in Oklahoma, Thistledown in Ohio, Great Lakes Downs in Michigan, Portland Meadows in Oregon, Flamboro Downs in Ontario, Colonial Downs in Virginia and Multnomah Greyhound Park in Oregon. MEC also owns Palm Meadows, a state-of-the-art thoroughbred training center located in Palm Beach County, Florida, as well as San Luis Rey Downs, a thoroughbred training facility located near San Diego, California and Bowie Training Center in Prince George's County, Maryland.

MEC is a publicly traded company whose shares trade on the Nasdaq National Market (**MECA**) and the Toronto Stock Exchange (**MEC.A**).



Multnomah Greyhound Park
Portland
Portland Meadows
OREGON
18
Golden Gate Fields
San Francisco
Bay Meadows
CALIFORNIA
Santa Anita Park
Los Angeles
San Luis Rey Downs
Remington Park
Oklahoma City
OKLAHOMA
6
Lone Star Park at Grand Prairie
Dallas
TEXAS
ONTARIO
Flamboro Downs
8
Hamilton
MICHIGAN
Great Lakes Downs
PENNSYLVANIA
4
Cleveland
Thistledown
OHIO
Pittsburgh
Pimlico
Baltimore
The Meadows
Bowie Training Center
1
Laurel Park
MARYLAND
2
VIRGINIA
Colonial Downs*
New Kent
5
FLORIDA
Palm Meadows
Gulfstream Park
Miami
MEC Racetrack
MEC Training Facility
Number of MEC Affiliated Off-Track Betting (OTB) Locations
* Colonial Downs is managed by MEC through a management contract with The Maryland Jockey Club
NOTE: Map does not show Magna Racino, Austria – which is scheduled to open in 2004



FINANCIAL HIGHLIGHTS

US$ millions, except per share amounts	2003	2002	2001	2000	1999
Revenues	$ 708.9	$ 549.2	$ 519.1	$ 413.6	$ 186.9
Earnings (loss) before interest, taxes, depreciation and amortization ("EBITDA")[1]	$ (117.9)	$ 0.6	$ 51.7	$ 21.8	$ 9.8
Net income (loss)	$ (105.1)	$ (14.4)	$ 13.5	$ 0.4	$ (0.1)
Diluted earnings (loss) per share	$ (0.98)	$ (0.14)	$ 0.16	$ 0.01	–

[1] EBITDA in 2003 and 2002 includes asset write-downs of $134.9 million and $23.3 million, respectively.

Total Revenues
(US$ millions)


800
600
400
200
99 00 01 02 03

Total Shareholders' Equity
(US$ millions)


800
600
400
200
99 00 01 02 03

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Television Programing

International Wagering and Distribution

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Dining

Concerts

MEC Off-Track Wagering



Inter-Track Wagering



OTBs/Sports Bars



Telephone Account Wagering

Xpress

Customer Loyalty Program

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MEC On-Track Ente

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PIMLICO • BALTIMORE • MAY 15, 2004



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Simulcast Wagering



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Frank Stronach
Chairman of the Board

The Chairman's Message

For me, building Magna Entertainment is a labor of love.

Through an aggressive acquisition program over the past few years, MEC now owns many of the world's best brands in horse racing – Santa Anita Park, Gulfstream Park, Golden Gate Fields, Lone Star Park at Grand Prairie, Pimlico Race Course, Laurel Park, the Preakness®, and our own creation, the Sunshine Millions™.

While each of these names has a special place in racing history, it is the opportunity to develop them into a cohesive network and distribute their racing product into living rooms around the world, which offers great potential for substantially increasing shareholder value.

As I travel to our various properties, I see many ways to improve the on-track experience of our customers as our racetracks evolve from single-purpose racing facilities into broad-based entertainment venues.

MEC is now North America's number one owner and operator of horse racetracks, based on revenue. This position carries with it a responsibility to represent our industry in the most constructive way possible in the state, provincial and national capitals of the jurisdictions in which we operate.

Our goal is not to dominate others in this industry, but rather to use our leadership position to bring about the rejuvenation of horse racing as a major league sports entertainment business.

For several years, MEC has put forward a case for our stakeholders to adopt a Racing Charter of Rights. The primary purpose of such a Charter is to ensure an equitable sharing of the revenue generated from our collective efforts. I continue to believe that the establishment of a Racing Charter would be in the best interests of the participants who put on the racing show.

MEC's proposed Racing Charter of Rights is set out on page seven of this year's Annual Report.

The objective of the Racing Charter is to encourage our stakeholders to work with us to create a larger economic pie, rather than working against one another to periodically reallocate the way in which a shrinking economic pie is sliced, as happens today. In our opinion, the harmony created by our major stakeholders having a long-term revenue sharing agreement would lead to a healthier business.

The distribution of revenues set out in the proposed Racing Charter, while carefully thought out, is intended to be a starting point for further discussion. We are prepared to work with the key stakeholders at our racetracks to fine tune the concept and develop a Racing Charter of Rights that will survive the test of time. Our interest is in the renewed prosperity of our business over the long term. Experience has taught us that businesses run best when everyone understands how they will participate in the economic pie they help to create.

Once the intended harmony has been established, the major participants in our business need to work together to maximize the return to the producers, namely the MEC tracks and their horsemen.

The regulatory environment in many jurisdictions is not conducive to growth. We need to work together to establish a competitive environment that functions efficiently following the principles of free enterprise. At the same time, it is paramount to have an industry governance model that ensures the integrity of the sport and wagering aspects of our business and protects the health and safety of the animals.

I wish to thank our shareholders for their continued confidence in MEC. I remain firmly committed to the long-term success of our company. We are still a young company striving to revitalize an industry that lost its way more than a generation ago. We have taken and will continue to take meaningful steps to improve profitability and shareholder returns.

I would also like to thank the MEC management team for their effort during the year. And finally, I wish to thank our employees, racetrack managers and horsemen for working together to deliver a great entertainment experience to our customers – after all, that's the reason we exist as a business.

Our business model is sound and I am confident that we will continue to develop as a major world class entertainment company.

Frank Stronach
Chairman of the Board
Magna Entertainment Corp.



Jim McAlpine
President and Chief Executive Officer

Letter to Shareholders

As a rapidly growing young company, we have overcome a number of challenges while pursuing our vision of becoming the world's leading electronic media wagering and entertainment company. Our growth to date has resulted from the execution of a carefully planned acquisition and distribution strategy. With each acquisition we have added important new brands to the MEC network.

Operations

MEC is North America's number one owner and operator of horse racetracks, based on revenue, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. Our racetracks operate multiple race meets for a combined total of approximately 1,700 days of live racing spread over the entire year.

XpressBet™ enables customers to wager from home via the telephone or over the Internet. This business continues to grow as more and more customers choose the convenience of wagering on horse racing from home. For customers desiring to watch horse racing on television, we established HorseRacingTV™, a 24/7 horse racing channel which is available in certain parts of the country on digital cable or via a private direct-to-home subscriber pay satellite service. We are continuing our efforts to achieve expanded cable and satellite distribution across North America.

Our investment in Amtote International, Inc. supports our goal of developing customer friendly user interfaces, such as betting machines and computer systems, that will simplify our customers' wagering experience thereby encouraging more participation by more customers in our core wagering business.

Our newest racetrack, under construction in Austria (approximately thirty minutes south of Vienna), is scheduled to commence racing in April 2004. We expect to finalize an agreement with an Austrian partner and open a gaming operation at this location in the fall of 2004. One of our Austrian subsidiaries will also be responsible for marketing and distributing North American horse racing throughout Europe. Recently, we established a business unit in Austria, RaceOnTV™, to broadcast North American racing to customers in Europe.

Regulatory Issues & Alternative Gaming

As a major participant in the North American pari-mutuel industry, we are endeavoring to change the way in which our industry is regulated. Working with industry stakeholders, including horsemen's groups and fellow track owners who love this business as much as we do, we must convince legislators across the country to bring about regulatory reform to strengthen our industry. Such reform would recognize the principles of free enterprise while ensuring integrity in the sports and wagering aspects of the business.

We are working aggressively in several jurisdictions to advance the case for alternative gaming at racetracks. The message is simple. Racetracks are a vital source of jobs and economic activity in the states and communities where we operate. Racetracks are already recognized and licensed as gaming establishments. Permitting alternative gaming at racetracks will generate significant new investment and thousands of additional jobs while generating much needed tax dollars to fund education, health care and other worthy government programs.

Our Flamboro Downs racetrack houses a gaming facility with 750 slot machines operated by the Ontario Lottery and Gaming Corporation. Recently, the State of Oklahoma adopted legislation to permit alternative gaming at racetracks and we anticipate being able to install 650 machines at Remington Park in the fall of 2004. We are optimistic that other jurisdictions in which we operate will pass favorable legislation permitting alternative gaming at racetracks.

Capital Expenditures & Financing

We have specific plans to improve the experience of horsemen and customers at each of our racetrack properties. We will stage these capital expenditures based on our expectations for internally generated cash flow from operations and improved utilization of our substantial real estate holdings. In the case of capital investment required to support alternative gaming, we expect that these opportunities will be financed largely on a stand-alone basis. We are also examining ways to realize on the capital we have invested in our golf courses so as to redirect such resources to our core business.

Outlook

The acquisition of racing content has been our highest priority over the past several years. As we made our acquisitions, we did so knowing that virtually all of our premier properties would require significant additional investment to upgrade their facilities for customers and horsemen.

In essence, we bought outdated sports stadiums with outdated technology and business processes. But each facility has a racing and pari-mutuel license and each either has a large local population base from which to draw its customers or access to a large customer base by properly utilizing television and the Internet. Our challenge is to upgrade not just the physical facilities but the technology and the business processes as well.

As we upgrade our facilities and convert them into multi-purpose entertainment venues, MEC will be the owner of major entertainment and wagering establishments in several of North America's most populated markets. Obviously, the full execution of this vision cannot be achieved overnight. However, we continue to make steady progress.

Our continuous improvement effort was established to improve our existing horse racing operations. The primary goal of the continuous improvement program is to develop motivated managers, working in harmony with dedicated employees and satisfied horsemen, to create a world-class racing and entertainment experience for customers who will want to return again and again to MEC facilities. Done right, improved profitability will be a natural by-product of this endeavor.

Considerable progress was made throughout the year on a number of fronts.

In the fourth quarter, we reorganized a number of corporate functions to reduce overhead and to encourage operating unit personnel to become more directly involved in our continuous improvement efforts. I am confident that these efforts will produce positive results as we move through 2004 and beyond. On the regulatory front, we are making steady progress and are optimistic that more jurisdictions will move to permit alternative gaming at racetracks which could provide us with an improvement in short-term profitability. Finally, with respect to our core business of horse racing and pari-mutuel wagering, we are making strides with horsemen's organizations and other stakeholders around the country to bring about an awareness of the challenges facing our industry. With this heightened awareness and the benefit of open dialogue, I know we will be able to shape new relationships and achieve our vision.

In closing, I want to acknowledge the hard work and dedication of employees throughout the MEC family. I also want to acknowledge the support and constructive deliberations of our Board of Directors and to thank the many industry participants and shareholders who have supported MEC throughout the year.

I look forward to seeing many of you at the annual meeting. In the meantime, take a friend to a Magna Entertainment venue and see for yourself the excitement that I feel each time I visit one of our operations.

See you at the races!

Jim McAlpine
President and Chief Executive Officer
Magna Entertainment Corp.

MEC Racing



Big League Tracks!
Big Name Races!
Big Money Purses!

Selected 2004 Major Races*

Event	Date	Track	Purse
Sunshine Millions™ Day	Jan. 24	Gulfstream Santa Anita	*$3,600,000*
Donn Handicap	Feb. 7	Gulfstream	*$500,000*
Santa Anita Handicap	Mar. 6	Santa Anita	*$1,000,000*
Florida Derby	Mar. 13	Gulfstream	*$1,000,000*
Santa Anita Derby	Apr. 3	Santa Anita	*$750,000*
Pimlico Special	May 14	Pimlico	*$500,000*
The Preakness®	May 15	Pimlico	*$1,000,000*
Lone Star Million Day	May 31	Lone Star	*$1,000,000*
The Adios	Aug. 14	The Meadows	*$500,000*
Confederation Cup	Aug. 22	Flamboro	*Cdn$650,000*
Maryland Million Day	Oct. 9	Laurel	*$1,000,000*
Breeders' Cup**	Oct. 30	Lone Star	*$14,000,000*

2004 Racing Calendar


January
February
March
April
May
June
July
August
September
October
November
December
Bay Meadows
Flamboro Downs
Golden Gate Fields
Great Lakes Downs
Gulfstream Park
Laurel Park
Lone Star Park
Magna Racino
Multnomah
Pimlico
Portland Meadows
Remington Park
Santa Anita Park***
The Meadows
Thistledown

** A selection of the more than 500 stakes races which are scheduled at MEC tracks.*
*** The Breeders' Cup World Thoroughbred Championships will be hosted by Lone Star Park in 2004.*
**** Includes The Oak Tree Meet, September 29 to October 31, which is operated by the Oak Tree Racing Association, at Santa Anita Park.*

MEC is North America's number one owner and operator of horse racetracks, based on revenue, and one of the world's leading suppliers of live horse racing to the international simulcast market.

Some of the world's best-known racetracks are owned and operated by MEC. These tracks include some of the industry's top revenue-producing venues which present some of the most exciting – and lucrative – horse races in the country. They include:

SANTA ANITA PARK

Santa Anita Park, "The Great Race Place", is one of the most popular racetracks in North America and was home to the legendary thoroughbred Seabiscuit, the subject of a recent Hollywood motion picture. In 2003, Santa Anita launched a renovation and improvement program, which included the opening of a new sports bar called Sirona's™. Santa Anita Park also successfully hosted the 2003 Breeders' Cup World Thoroughbred Championships.

Gulfstream PARK

Gulfstream Park is one of the premier winter racing destinations in North America. The caliber of racing at the track has been greatly enhanced by the opening of Palm Meadows, a state-of-the-art training center located in nearby Palm Beach County, Florida that provides stabling for up to 1,440 horses.

Pimlico

Pimlico Race Course is the home of the world-famous Preakness Stakes®, the middle jewel of the Triple Crown. It is run each year on the third Saturday in May. In 2003, more than 100,000 people attended the 128th running of the Preakness Stakes®, while hundreds of thousands of people around the world wagered on the outcome of this American sports classic.

LONE STAR PARK
at Grand Prairie®

Lone Star Park at Grand Prairie is one of thoroughbred racing's most modern tracks, featuring a state-of-the-art simulcast pavilion. Lone Star will be the host of the 2004 Breeders' Cup World Thoroughbred Championships on October 30, 2004.



Sunshine Millions™

In January 2004, two of MEC's flagship racetracks – Gulfstream Park and Santa Anita Park – co-hosted the second Sunshine Millions™, an MEC-created racing and entertainment experience that has quickly established itself as one of thoroughbred racing's richest days of racing. The annual event pits top California-breds against top Florida-breds in a head-to-head, coast-to-coast showdown. Carried live on NBC Sports, the Sunshine Millions™ features total purse money for the day of $3.6 million.

The 2004 edition of the Sunshine Millions™ enjoyed continued growth in popularity, national exposure and on-track wagering. Television ratings for the two-hour NBC broadcast were up from the previous year with an overnight rating of 1.7 for the event and 2.1 for the Barrett's CTBA Classic. On-track attendance also grew, with approximately 44,000 fans watching the races at the two MEC tracks. Total handle from all sources at Gulfstream and Santa Anita, together with on-site handle wagered through other MEC distribution points, topped $38 million and included a 31 percent increase from the previous year in account wagering handle through XpressBet™.

Magna 5 Pick 5™

In January 2004, MEC launched a new wagering experience for its customers – a Pick 5 wager known as Magna 5™. Sponsored by XpressBet™, MEC's national account wagering service, the Magna 5™ offers customers the opportunity to wager each Saturday on five races run at MEC tracks within about an hour. For a minimum wager of two dollars, the Magna 5™ offers a guaranteed pool of $500,000 and the chance to win large payoffs. The Magna 5™ is an exciting new national wager that leverages MEC's position as a provider of quality winter and spring racing in order to increase handle across the MEC network, broaden the XpressBet™ customer base and build the MEC brand.

Industry and Government Relations



MEC

Proposed Racing Charter of Rights

The success of any business requires input from all of its key stakeholders.

Business is most likely to prosper over the long term when the basis for sharing the economic rewards of the business is clearly defined and when no one group or person has the right to change the basis of such sharing without input and agreement from all other stakeholders.

In racing, the key stakeholders are racetrack operators, horse owners, racetrack employees and horse breeders.

MEC commits to share its net take-out with its key stakeholders according to the following formula:

Racetrack Operator – 45%
to be used to operate the racetrack;

Horse Owners – 45%
to be used for the payment of purses;

Backstretch Fund – 5%
to be used for accommodation, recreation, education and support services for racetrack employees;

Breeders' Fund – 5%
to be used to supplement purses and breeders' and stallion awards for state-breds.

MEC and its key stakeholders commit to adopting free enterprise principles in the operation of our horse racing business.

MEC and its key stakeholders commit to ensuring that our horse racing business is operated with integrity and concern for the health and safety of horses and the people who work with them.

MEC is reaching out and partnering with industry and government stakeholders to improve horse racing through enhanced co-operation, industry innovation and regulatory reform.

MEC's Proposed Racing Charter of Rights

MEC continues to be a strong advocate of creating a long-term revenue-sharing arrangement with its key stakeholders in the horse racing industry. Such an arrangement would lay the foundation for long-term stability and success by adopting free enterprise principles.

MEC has proposed a Racing Charter of Rights which establishes a formula for sharing revenue among MEC racetracks and other key stakeholders, namely: horse owners, backstretch employees and horse breeders. The distribution of revenues set forth in the proposed Charter, while carefully thought out, is intended to be a starting point for further discussion. Once established, the revenue sharing formula could only be changed by agreement of all participating stakeholders.

The formula proposed by MEC contemplates sharing net take-out along the following lines: 45 percent of the funds would be allocated to the MEC racetrack operator to cover expenses associated with the running of the racetrack; 45 percent of the funds would be allocated to the horse owners in the form of purse payments; 5 percent would be allocated to a Backstretch Fund to be used for accommodation, education and other support services for racetrack employees; and 5 percent would be allocated to a Breeders' Fund to be used to supplement purses and breeders' and stallion awards for state-breds.

Sunshine Millions™: An Industry Success Story

MEC's highly successful launch of Sunshine Millions™ in 2003 is another example of how MEC has reached out to the thoroughbred industry by partnering to create an exciting and innovative product – one that attracts new racing fans while strengthening the breeding and horse racing industry. The annual series of eight stakes races would not be possible without the strong support of various industry associations, including The Thoroughbred Owners of California, the California Thoroughbred Breeders' Association, the Florida Thoroughbred Breeders' and Owners' Association and the Florida Horsemen's Benevolent and Protective Association, Inc. Sunshine Millions™ has also enjoyed strong support from horse owners, trainers and jockeys across the country.

Working Toward Achieving Regulatory Parity

While there are a few notable exceptions, much of the regulatory framework that exists in the racing industry inhibits growth. Regulations restrict days and hours of operation; limit the ability of operators to expand through the establishment of branch operations and the use of technology; limit the introduction of alternative forms of gaming entertainment at racetracks; and, in many cases, even establish the price at which racing signals change hands and determine to whom such signals can or must be sold. Regulations, in fact, impede good operators from competing on a level playing field with weak operators.

MEC is continuing to work constructively with other industry participants and various levels of government to establish fair regulations that preserve the integrity of the sport and protect the public, the horses and the people who work with them, while at the same time stimulating the growth of an industry that employs hundreds of thousands of people. During 2003, MEC devoted some of its resources to lobbying state governments for regulatory reforms which would give horse racing parity with casinos and other types of state-sanctioned gaming. At present, there are legislative initiatives in place in a number of states where MEC operates that could see the legalization of alternative gaming at racetracks.



The Sunshine Cup™ has been won twice by the State of Florida as it captured the first two editions of the Sunshine Millions™.

Technology


SANTA ANITA
RACE 4
MTP 0
TIME 2:03
ODDS
HorseRacing TV
BOX
WITH
KEY
QUICK PICK
ACCT FUNCS
PAST RESULTS
CLEAR
START OVER
TRACK
RACE
AMOUNT
BET TYPE
RUNNERS
TV
AmTote R2 $3 TRI _
Hang Up Account
SUNSHINE
Gulfstream
DAILY ACCOUNT

MEC is utilizing technology to expand its customer base and deliver major league racing action and wagering opportunities to customers in more time zones and countries around the world.



The video screen at Santa Anita Park, installed after MEC purchased the track in 1998, offers fans a close-up look at the racing action.



MEC's broadcast center at Santa Anita Park produces television programing for HorseRacingTV™ and RaceONTV™.

XpressBet™: Wagering Over the Internet and by Telephone
MEC's national account wagering service, XpressBet™, permits customers to wager on races over the Internet and by telephone, subject to legal restrictions. With an XpressBet™ account, customers can wager online at www.xpressbet.com or over the phone at 1-866-88XPRESS. The XpressBet™ service enables MEC customers to wager on races at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai. It also provides up-to-the-minute racing information, live odds and results, race program information, real-time audio and video streaming, an easy-to-use betting screen and no membership or per wager fees. During 2003, MEC revamped its XpressBet™ website to make online wagering even easier.

HorseRacing TV™: MEC's Television Network
MEC continued to broaden its audience base in 2003 by expanding distribution of HorseRacing TV™ to new markets through cable providers. HorseRacing TV™ is a 24-hour television network that provides live horse racing action from six to ten racetracks daily, including exclusive action from MEC racetracks. Produced at MEC's award-winning television studio located at Santa Anita Park, HorseRacing TV™ delivers wire-to-wire coverage along with post parades, odds, results and live racing replays from up to three racetracks at a time for up to 15 hours per day. The program schedule also provides educational programing related to the sport of horse racing, including expert commentary and insight that allow viewers to make informed handicapping decisions. All live racing content on HorseRacing TV™ is available for wagering, subject to legal restrictions, via MEC's XpressBet™ national telephone and Internet account wagering services.

Making Wagering More Customer-Friendly
MEC owns a 30 percent equity interest in AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry. The totalisator system forms the backbone of the pari-mutuel industry since it provides the computational capability for managing the pari-mutuel pools, including the calculation of odds and pay-outs, as well as the global communications network needed to transmit racing and wagering data. MEC plans to capitalize on its investment in AmTote by developing and installing simplified wagering terminals and betting machines at off-track betting (OTB) sports bars and at restaurants and other locations within the Company's network of racetracks.

MEC is developing innovative new wagering terminals that combine the excitement of horse racing with the fun and simplicity of slot machines. MEC plans to introduce the new terminals at one or more of its tracks over the next year. MEC is also launching new, customer-friendly handheld wireless wagering devices with touch-activated screens. These convenient portable devices provide racetrack and OTB customers with enhanced service and should increase wagering.

Entertainment


CI106
CHERRY
2000

MEC is providing its customers with enhanced entertainment experiences at all of its locations: racetracks, simulcast pavilions and off-track betting facilities.

OTB Sports Bars

The OTB market has become an increasingly important factor in expanding MEC's customer base, growing overall wagering revenues and delivering more wagering opportunities to a much broader audience. With 44 OTB facilities under management, MEC is one of the largest OTB operators in North America.

Hospitality

A key part of MEC's focus on the total customer experience involves offering quality hospitality services at all of its venues. MEC provides customers with a wide range of delicious, quality food and beverage choices – everything from gourmet dining at racetrack restaurants to grandstand concessions.



The spacious and modern simulcast pavilion at Lone Star Park at Grand Prairie functions as an OTB when the track is dark.



Open air concerts at MEC racetracks add to the range of entertainment options available to MEC customers.

On-Track Entertainment

During 2003, MEC continued to introduce a diverse mix of entertainment experiences at its racetracks, including live concerts. Sunshine Millions™ race day events included everything from skydivers and tropical beach parties to calypso bands and samba dancers, as well as national contests, prizes and give-aways. In 2003, MEC developed Sirona's™, a new high-energy sports bar located across from the walking ring at Santa Anita Park. In addition to live horse racing and wagering action, customers at Sirona's™ are able to enjoy a variety of professional sports on four big-screen TVs and more than 20 other screens located throughout the restaurant and bar.

Alternative Gaming

Alternative gaming, particularly in the form of slots and video lottery terminals (VLTs), is increasingly becoming part of the competitive landscape in the racing industry. Racetracks and pari-mutuel wagering facilities have experience in managing licensed gaming operations and are therefore logical locations for new state-sanctioned slots and VLTs. MEC is well-positioned to add slots and VLTs at its racetrack facilities in a number of key states where legislators are considering their introduction.

MEC's Flamboro Downs racetrack, which offers customers year-round live harness racing and wagering, houses a gaming facility operated by the Ontario Lottery and Gaming Corporation. The gaming facility, located within the racetrack, contains 750 VLTs. In addition, MEC plans to open Magna Racino™ – a racetrack which will house a gaming facility operated as a joint venture with an Austrian partner – near Vienna, Austria during fiscal 2004.

Under new legislation recently passed by the Oklahoma State Legislature which is anticipated to become effective by September 2004, Remington Park, MEC's Oklahoma City racetrack, will be permitted to operate 650 player terminals for certain kinds of electronic gaming. Remington Park's right to operate gaming machines under the new legislation is conditional on a number of events and approvals, including the ratification of a model tribal-state gaming compact by at least four Oklahoma Native American tribes.

Global Operations

MEC is expanding its global scope and distribution with the opening of a new European racetrack and a European-based live racing television network.

Magna Racino™

In 2004, MEC is scheduled to open Magna Racino™, a new horse racetrack and gaming facility, located near Vienna, Austria. The racetrack will offer thoroughbred and standardbred racing with a modern grandstand and massive video wall. The facility includes stabling for up to 600 horses as well as an adjacent training track.

The grandstand will feature wagering pavilions, a sports broadcasting center, several bars and a panoramic restaurant, as well as an entertainment hall, including a stage for live performances. The gaming facility is scheduled to begin operation in the fall of 2004.



Magna Racino™, scheduled to open in April 2004, will feature live thoroughbred and standardbred racing.



RaceONTV™

A major focus of MEC's new Austrian operation will be the marketing and distribution of North American horse racing throughout Europe. RaceONTV™ is MEC's newly-launched simulcast service which is positioned to distribute live North American horse racing to European and other international markets. The target customers of RaceONTV™ include licensed off-track betting facilities and racetracks. RaceONTV™ is broadcast live via satellite to wagering outlets and currently provides up to six hours of continuous racing coverage every day.

RACE ONTV™



MEC Financial Review – 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

Magna Entertainment Corp.

The following discussion of our results of operations and financial position should be read in conjunction with our consolidated financial statements for the year ended December 31, 2003.

Overview

Magna Entertainment Corp. ("MEC", "we" or the "Company") is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. We currently operate or manage twelve thoroughbred racetracks, two standardbred (harness racing) racetracks, one racetrack that runs both thoroughbred and standardbred meets and one greyhound track, as well as the simulcast wagering venues at these tracks. In addition, we operate off-track betting ("OTB") facilities and a national account wagering business known as XpressBet™, which permits customers to place wagers by telephone and over the Internet on horse races at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai. We also own and operate HorseRacing TV™, a television network focused on horse racing that we initially launched on the Racetrack Television Network ("RTN") in July 2002. HorseRacing TV™ is currently carried on cable systems in ten states, with approximately 1.4 million subscribers. We are in ongoing discussions with cable and satellite operators with the goal of achieving broader distribution for HorseRacing TV™. RTN, in which we have a one-third interest, was formed to telecast races from our racetracks and other racetracks, via private direct to home satellite, to paying subscribers. On August 22, 2003, we acquired a 30% equity interest in AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry. To support certain of our thoroughbred racetracks, we also own and operate thoroughbred training centers situated near San Diego, California, in Palm Beach County, Florida and in the Baltimore, Maryland area. We also own and operate production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product.

Initiatives related to the passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, are currently underway in a number of states in which we operate, including Maryland, Michigan and Pennsylvania. The passage of such legislation can be a long and uncertain process. In addition, should alternative gaming legislation be enacted in any jurisdiction, there are a number of factors which will determine the viability and profitability of such an operation at one of our racetracks. These factors include, without limitation, the income or revenue sharing terms contained in the legislation and applicable licenses, the conditions governing the operation of the gaming facility, the number, size and location of the other sites which are licensed to offer alternative gaming in competition with us, the availability of financing on acceptable terms and the provisions of any ongoing agreements with the parties from whom we purchased the racetrack in question. Under new legislation recently passed by the Oklahoma Senate and House of Representatives in February 2004, and signed by the Governor of Oklahoma on March 8, 2004, which is anticipated to become effective by September 2004, Remington Park, MEC's Oklahoma City racetrack, would be permitted to operate 650 player terminals for certain kinds of electronic gaming permitted at Native American casinos in the state. Remington Park's right to operate gaming machines under the new legislation is conditional on a number of events and approvals, including the ratification of a model tribal-state gaming compact by at least four Oklahoma Native American tribes.

We believe that the European marketplace offers significant potential growth for the export of MEC's horse racing. RaceON TV™ is a new service, based near Vienna, Austria, that broadcasts simultaneous televised coverage of North American horse races and other racing content directly to racetracks and off-track wagering operations outside of North America. RaceON TV™ commenced operations during the first quarter of 2004. During 2001, we commenced development of a horse racetrack and gaming facility near Vienna, Austria. The development includes dirt and turf thoroughbred tracks, a harness track, training facilities, barns and grooms' quarters. Live racing is scheduled to commence in April 2004 with 50 days annually of live racing in a mixed thoroughbred and standardbred meet. The gaming operations are expected to open in the fall of 2004, assuming finalization of our joint venture with our Austrian partner, and will include alternative gaming, race and sportsbook betting and an entertainment venue.

We have applied for horse racing licenses in certain other jurisdictions, including the Detroit, Michigan area where we have plans to develop a new racetrack, subject to regulatory and other approvals. In October 2003, a subsidiary of MI Developments Inc. ("MID"), our parent company, purchased vacant land in Romulus, Michigan which may serve as the site of the proposed racetrack. We are currently discussing terms of a long-term lease of such land with MID.

In addition to our racetracks, we own a significant real estate portfolio which includes two golf courses and related recreational facilities as well as three residential developments in various stages of development in Austria, the United States and Canada. We are also actively seeking a developer or strategic partner for the development of leisure and entertainment or retail-based real estate projects on the excess land surrounding, or adjacent to, certain of our premier racetracks. While we are exploring the development of some of our real estate, we intend to continue to sell our non-core real estate in order to generate additional capital to grow and enhance our racing business.

The amounts described below are based on our consolidated financial statements, which we prepare in accordance with U.S. generally accepted accounting principles ("GAAP").

Racing Operations

Information about our racing operations is set forth below.

			Year ended December 31, 2003			
Track/Operation	Date Acquired	Local Market Population[1] (in millions)	Racing Season	Live Racing Days	Total Handle[2] (in millions) (unaudited)	Revenue[2] (in millions) (unaudited)
Santa Anita Park – *Los Angeles*	Dec. 1998	10.9	Jan. 1 to Apr. 20 and Dec. 26 to 31	86	$1,084.7	$145.8
			The Oak Tree Meet Oct. 1 to Nov.9	32	374.2[3]	
Gulfstream Park – *Miami*	Sept. 1999	4.3	Jan. 3 to Apr. 24	89	861.7	77.9
Golden Gate Fields – *San Francisco*	Dec. 1999	5.2	Jan. 1 to Mar. 30 and Nov. 5 to Dec. 31	106	533.6	59.7[4]
Bay Meadows[5] – *San Francisco*	Nov. 2000	5.7	Apr. 2 to Jun. 15 and Aug. 29 to Nov. 2	105	508.3	61.2
Laurel Park[6] – *Baltimore*	Nov. 2002	6.6	Jan. 1 to Mar. 30, Jul. 24 to Aug. 22 and Oct. 7 to Dec. 31	142	470.0	52.5
Lone Star Park – *Dallas*	Oct. 2002	5.1	Apr. 3 to Jul. 13 and Oct. 3 to Nov. 29	103	375.0	69.9
Pimlico Race Course[6] – *Baltimore*	Nov. 2002	5.2	Apr. 2 to Jun. 8 and Sep. 3 to Oct. 4	71	350.6	49.9
The Meadows – *Pittsburgh*	Apr. 2001	2.8	All year	207	240.2	38.7
Thistledown – *Cleveland*	Nov. 1999	3.0	Mar. 15 to Dec. 15	188	224.8	32.9
XpressBet™ – *National*	Apr. 2001	N/A	All year	N/A	128.1	29.4
Flamboro Downs[7] – *Hamilton, Ontario*	Apr. 2003	3.5	All year	262	101.5	27.8
Remington Park – *Oklahoma City*	Nov. 1999	1.1	Jun. 27 to Nov. 30	82	97.1	20.7
Portland Meadows – *Portland*	July 2001	2.0	Jan. 1 to Apr. 27 and Oct. 18 to Dec. 31	86	54.3	11.0
Great Lakes Downs – *Muskegon, Michigan*	Feb. 2000	1.2	Apr. 26 to Oct. 28	118	52.5	5.7
Multnomah Greyhound Park – *Portland*	Oct. 2001	2.0	Apr. 30 to Oct. 13	119	40.6	9.3
					TOTAL:	**$692.4**

(1) Population residing within 40 miles of each of our racetracks, except for Santa Anita Park (30 miles), The Meadows (50 miles) and Great Lakes Downs (50 miles). Data from Urban Systems Inc.
(2) Amounts comprising total handle and revenue include inter-company transactions for our racetracks, account wagering operations and separate OTB facilities, for both our importing and our exporting facilities.
(3) Rental and other revenues earned from The Oak Tree Meet are included in Santa Anita Park's revenue.
(4) Revenue excludes $8.5 million of revenue related to the sale of excess real estate in December 2003.
(5) The Bay Meadows lease expires on December 31, 2004.
(6) The Maryland Jockey Club manages Colonial Downs in New Kent, Virginia and Colonial Downs' network of Virginia OTB facilities. Colonial Downs had 30 days of live thoroughbred racing and 28 days of live standardbred racing during 2003. Management fees earned from the management of Colonial Downs are included in Pimlico Race Course and Laurel Park's revenue.
(7) Includes unaudited data for a period prior to our ownership.

Our primary source of racing revenues is commissions earned from pari-mutuel wagering. Pari-mutuel wagering on horse racing is a form of wagering in which wagers on horse races are aggregated in a commingled pool of wagers (the "mutuel pool") and the payoff to winning customers is determined by both the total dollar amount of wagers in the mutuel pool and the allocation of those dollars among the various kinds of bets. Unlike casino gambling, the customers bet against each other, and not against us, and therefore we bear no risk of loss with respect to any wagering conducted. We retain a pre-determined percentage of the total amount wagered (the "take-out") on each event, regardless of the outcome of the wagering event, and the remaining balance of the mutuel pool is distributed to the winning customers. Of the percentage we retain, a portion is paid to the horse owners in the form of purses or winnings, which encourage the horse owners and their trainers to enter their horses in our races. Our share of pari-mutuel wagering revenues is based on pre-determined percentages of various categories of the pooled wagers at our racetracks. The maximum pre-determined percentages are approved by state regulators. Pari-mutuel wagering on horse racing occurs on the live races being conducted at racetracks, as well as on televised racing signals, or simulcasts, received or imported by the simulcast wagering facilities located at such racetracks or OTB facilities, and through various forms of account wagering. Our racetracks have simulcast wagering facilities to complement our live horse racing, enabling our customers to wager on horse races being held at other racetracks.

We derive our gross wagering revenues from the following primary sources:

- Wagers placed at our racetracks or our OTB facilities on live racing conducted at our racetracks;
- Wagers placed at our racetracks' simulcast wagering venues or our OTB facilities on races imported from other racetracks;
- Wagers placed at other locations (e.g., other racetracks, OTB facilities or casinos) on live racing signals exported by our racetracks; and
- Wagers placed by telephone or over the Internet by customers enrolled in our national account wagering program, XpressBet™.

Wagers placed at our racetracks or our OTB facilities on live racing conducted at one of our racetracks produce more net revenue for us than wagers placed on imported racing signals, because we must pay the racetrack sending us its signal a fee generally equal to 3% to 4% of the amount wagered on its race. Wagers placed on imported signals, in turn, produce more revenue for us than wagers placed on our signals exported to off-track venues (i.e., other racetracks, OTB facilities or casinos), where we are paid a commission generally equal to only 3% to 4% of the amount wagered at the off-track venue on the signal we export to those venues. Revenues from our telephone and Internet account wagering operations vary depending upon the source of the signal upon which the wager is placed.

We also generate non-wagering revenues consisting primarily of commissions earned from the Flamboro Downs slot facility, food and beverage sales, program sales, admissions income, parking revenues, sponsorship revenues and revenues from the rental of our facilities to other racing operators.

Live race days are a significant factor in the operating and financial performance of our racing business. Another significant factor is the level of wagering per customer on our racing content on-track, at inter-track simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on our racetrack revenues. Such factors include, but are not limited to: attendance at our racetracks, inter-track simulcast locations and OTB facilities; activity through our XpressBet™ system; the number of races conducted at our racetracks and at racetracks whose signals we import and the average field size per race; our ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

Set forth below is a list of the total live race days by racetrack for the years ended December 31, 2003, 2002 and 2001 as well as of those live race days during our ownership of the racetracks.

	Year ended 12/31/03		Year ended 12/31/02		Year ended 12/31/01	
	Total	During Our Ownership	Total	During Our Ownership	Total	During Our Ownership
Largest Racetracks						
Santa Anita Park[1]	86	86	84	84	83	83
Gulfstream Park	89	89	90	90	63	63
Golden Gate Fields	106	106	103	103	103	103
Bay Meadows	105	105	105	105	107	107
Laurel Park	142	142	107	18	110	-
Lone Star Park	103	103	103	15	107	-
Pimlico Race Course	71	71	110	-	109	-
	702	702	702	415	682	356
Other Racetracks						
The Meadows	207	207	210	210	222	170
Thistledown	188	188	187	187	187	187
Flamboro Downs	262	188	257	-	259	-
Remington Park	82	82	105	105	118	118
Portland Meadows	86	86	47	47	80	28
Great Lakes Downs	118	118	118	118	127	127
	943	869	924	667	993	630
Total	**1,645**	**1,571**	**1,626**	**1,082**	**1,675**	**986**

(1) Excludes The Oak Tree Meet which consisted of 32 days in 2003, 26 days in 2002 and 32 days in 2001.

We recognize revenue prior to our payment of purses, stakes, awards and pari-mutuel wagering taxes. The costs relating to these amounts are shown as "purses, awards and other" in our consolidated financial statements.

Our operating costs include principally salaries and benefits, utilities, the cost of food and beverages sold, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, license fees and insurance premiums.

In the fourth quarter of 2003 we sold approximately 16 acres of excess real estate located at Golden Gate Fields. The property was sold for $8.5 million. In the prior year, the property was written down to reflect this value. The proceeds of $8.5 million were recorded in non-wagering revenues and the cost was reflected in operating costs. In the current year, we incurred $0.7 million of disposal costs related to this transaction.

Upon completion of our annual business planning process, we tested our long-lived assets, racing licenses and other intangible assets for impairment. As a result of the assets' carrying value at December 31, 2003 exceeding their fair value at certain of our business units, we recognized a non-cash impairment charge of $3.9 million before income taxes ($2.6 million after income taxes), related to our long-lived assets and a non-cash impairment charge of $130.9 million, before income taxes ($79.1 million after income taxes), related to our racing licenses and other intangible assets. These charges were announced on February 5, 2004 and have been reflected in our 2003 statement of operations.

In December 2003, we reached an agreement with the property owner on an extension of the site lease for Bay Meadows. The extension runs through December 31, 2004. The rental rate for the facility is consistent with the 2003 rental rate. Although we intend to seek an extension beyond the end of 2004, as we have in each of the past two years, we are continuing to explore alternative venues, including vacant land that we purchased in Dixon, California for future development of a thoroughbred racetrack with an associated retail shopping and entertainment complex. This project, which is still in the early stages of planning, is subject to regulatory and other approvals. At this time, we are uncertain as to the likelihood of renewing the Bay Meadows lease beyond December 31, 2004 or the terms upon which such renewal may be achieved. If this lease is not renewed on comparable terms or at all, or an alternative venue is not arranged, our operating results would be materially adversely affected.

Although we are still considering a major redevelopment of our Gulfstream Park racetrack in Florida (the "Gulfstream Park Redevelopment"), we have deferred a decision on the project at the present time. Should we proceed as currently contemplated, the Gulfstream Park Redevelopment would include a simulcast pavilion, a sports and entertainment arena and a new turf club and grandstand. In addition, there would be significant modifications and enhancements to the racetracks and stable areas. If completed, the Gulfstream Park Redevelopment would require the demolition of a substantial portion of the current buildings and related structures, which include the grandstand and turf club. The aggregate carrying value at December 31, 2003 of the assets that would be demolished if the Gulfstream Park Redevelopment is completed is approximately $21.1 million. If we decide to proceed with the Gulfstream Park Redevelopment and obtain the approval of our Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. If we proceed, we would schedule the project to minimize any interference with Gulfstream Park's racing season, however, with a project of this magnitude, there will likely be a temporary disruption to our operations during a racing season and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated at Gulfstream Park during that season.

We are also considering a redevelopment of the entire stable area and racetrack surfaces at Laurel Park (the "Laurel Park Redevelopment"). In the event this redevelopment were to proceed as currently contemplated, the Laurel Park Redevelopment would include the construction of new barns, dormitories and grooms' quarters, along with the construction of new dirt and turf tracks. The aggregate carrying value at December 31, 2003 of the assets that would be demolished if the Laurel Park Redevelopment is completed is approximately $4.0 million. If we decide to proceed with the Laurel Park Redevelopment and obtain the approval of our Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. If we proceed, we would schedule the project to minimize any interference with Laurel Park's racing season, however, with a project of this magnitude, there will likely be a temporary disruption to our operations during a racing season and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated at Laurel Park during that season.

The revenue sharing and operations agreement between The Maryland Jockey Club and the owner of Rosecroft Raceway, which was to expire on March 31, 2004, has been agreed to be extended for an additional 30 days under existing terms and conditions. If this agreement is not further renewed on comparable terms, there may be a material decline in the revenues of The Maryland Jockey Club that could materially adversely affect our operating results. At this time, we are uncertain as to the likelihood of a renewal of this agreement on comparable terms.

In connection with its acquisition of a controlling interest in The Maryland Jockey Club, Maryland Racing, Inc. ("MRI"), our wholly-owned subsidiary, agreed with the Maryland Racing Commission to spend a minimum of $5.0 million by August 31, 2003, an additional $5.0 million by December 31, 2003, and an additional $5.0 million by June 30, 2004 on capital expenditures and renovations at Pimlico Race Course, Laurel Park, Bowie Training Center and related facilities and operations. As a result of delays in permitting of several projects related to this commitment, only $4.5 million had been spent by December 31, 2003. In addition, we have deposited $2.2 million and will deposit the remaining $3.3 million, in an escrow account to be applied to future capital expenditures and renovations.

In December 2003, we entered into an agreement to sell the real property and buildings of MI Racing Inc. ("Great Lakes Downs") for approximately $4.2 million, which represents the net book value of these assets. The closing of the sale is subject to a number of outstanding conditions including regulatory approval and a leaseback arrangement. In January 2004, we formally requested the transfer of our racetrack license to the purchaser. Following the successful transfer of our racetrack license, we will enter into a lease arrangement pursuant to which we will continue as the facility operator.

Seasonality

Most of our racetracks operate for prescribed periods each year. As a result, our racing revenues and operating results for any quarter will not be indicative of our racing revenues and operating results for any other quarter or for the year as a whole. Because four of our largest racetracks, Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie and Golden Gate Fields, run live race meets principally during the first half of the year, our racing operations have historically operated at a loss in the second half of the year, with our third quarter generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

Real Estate Operations

We characterize our real estate as follows:

Revenue-Producing Racing Real Estate

- real estate at our racetracks used in our racing operations;

Excess Racing Real Estate

- excess real estate at our racetracks that we are considering developing with strategic partners;

Development Real Estate

- real estate not at our racetracks that is under development, or that we are holding for development, either as a racetrack or other project;

Revenue-Producing Non-Racing Real Estate

- developed real estate not at our racetracks that is currently generating revenue for us; and

Non-Core Real Estate

- non-core real estate that we are holding for sale.

As of December 31, 2003, the aggregate net book values of our real estate properties is as follows:

	$ millions
Revenue-Producing Racing Real Estate	529.2
Excess Racing Real Estate	97.2
Development Real Estate	122.6
Revenue-Producing Non-Racing Real Estate	80.6
Non-Core Real Estate	9.3
	838.9

Included in our Excess Racing Real Estate is land adjacent to several of our racetracks, Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Laurel Park and Pimlico Race Course, totaling approximately 314 acres. We are considering a variety of options with respect to this excess land, including entertainment and retail-based developments that could be undertaken in conjunction with business partners who could be expected to provide the necessary financing.

Our Development Real Estate includes approximately 609 acres of land in Ebreichsdorf, Austria, located approximately 20 miles south of Vienna, Austria, on which we have almost completed development of a horse racetrack and gaming facility. Our other Development Real Estate, which is largely undeveloped, includes approximately 110 acres of land in Oberwaltersdorf, Austria, also located approximately 20 miles south of Vienna; approximately 800 acres of land in upstate New York; approximately 260 acres of land in Dixon, California, located approximately 20 miles southwest of Sacramento; approximately 435 acres of land in Ocala, Florida; 157 acres of land in Palm Beach County, Florida, adjacent to our Palm Meadows training facility, which is currently in the initial stages of development as a residential community; and approximately 21 acres of land in Aurora, Ontario, adjacent to one of our golf courses, which is currently under development as a residential community.

Our Revenue-Producing Non-Racing Real Estate consists of two golf courses that we own and operate, Fontana Sports and Magna Golf Club. Fontana Sports, which opened in 1997, is a semi-private sports facility located in Oberwaltersdorf, Austria that includes an 18-hole golf course, a tennis club and a clubhouse which contains a dining facility, a pro shop and a fitness facility. The Magna Golf Club, an 18-hole golf course in Aurora, Ontario, adjacent to our and Magna International Inc.'s ("Magna") headquarters approximately 30 miles north of Toronto, opened in May 2001. The clubhouse was completed in the spring of 2002 and contains a dining facility, a members' lounge, a pro shop and a fitness facility.

Pursuant to an access arrangement effective as of March 1, 1999, Magna has paid us an annual fee of 2.5 million Euros to access the Fontana Sports golf course and related recreational facilities for Magna-sponsored corporate and charitable events, as well as for business development purposes. The access fee relating to Fontana Sports was payable until March 1, 2004. Pursuant to an access agreement effective as of January 1, 2001, Magna has also paid us an annual fee of Cdn. $5.0 million to access the Magna Golf Club. The access fee relating to the Magna Golf Club was payable until December 31, 2003. We are continuing to explore various means of monetizing or improving the returns from Fontana Sports and the Magna Golf Club. Our objective would be to realize at least the net book values of these properties from any sale, however, should we be unable to do so, we would consider extending the current access arrangements. To that end, there have been recent negotiations with Magna, aimed at reaching mutually acceptable terms for the renewal of the access arrangements in respect of these golf courses. The terms of any sale or extension of the access arrangements will determine whether a write-down of the carrying value of these properties is required. The amount of such write-downs, if any, cannot reasonably be estimated until such terms are finalized. Furthermore, there can be no assurance that we will be successful in either concluding a sale of each of the golf courses, or entering into agreements to extend the access arrangements for such courses, on acceptable terms. The aggregate carrying value at December 31, 2003 of these golf course assets is approximately $78.4 million.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the consolidated financial statements. We base our estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, we evaluate our estimates. However, actual results could differ from those estimates under different assumptions or conditions.

Our significant accounting policies are included in Note 1 to our consolidated financial statements. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Impairment of Intangible and Long-Lived Assets

Our most significant intangible assets are racing licenses which represent the value attributed to licenses to conduct race meets acquired through our acquisition of racetracks. In accordance with Financial Accounting Standards Board Statement No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", intangibles are evaluated for impairment on an annual basis or when impairment indicators are present. An impairment write-down to fair value would occur if discounted cash flows from operations net of the fair value of the long-lived assets was less than the carrying amount of the racing license.

Under Financial Accounting Standards Board Statement No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets", our long-lived assets are evaluated for impairment on an annual basis. If such indicators are present, we assess the recoverability of the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted, and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted future cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

We believe the accounting estimates related to intangibles and long-lived asset impairment assessments are "critical accounting estimates" because they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward looking assumptions regarding cash flows and business operations. Any resulting impairment loss could have a material impact on our consolidated operating results and on the amount of assets reported on our consolidated balance sheet.

Future Income Tax Assets

At December 31, 2003, we had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences. We evaluate quarterly the realizability of our future tax assets by assessing our valuation allowance and by adjusting the allowance as necessary. The assessment considers forecasts of future taxable income and tax planning strategies that could be implemented to realize the future tax assets. Should operations not yield future taxable income or if tax planning strategies could not be implemented, then there could be a material impact on our consolidated tax expense or recovery and on the amount of future tax assets reported on our consolidated balance sheet.

Stock-Based Compensation

Financial Accounting Standards Board Statement No. 123 ("SFAS 123"), "Accounting and Disclosure of Stock-Based Compensation", provides companies an alternative to accounting for stock-based compensation. The pronouncement encourages, but does not require, companies to recognize an expense for stock-based awards based on their fair value at date of grant. SFAS 123 allows companies to continue to follow the intrinsic method which does not give rise to an expense, provided that pro-forma disclosures are made of what net income (loss) and earnings (loss) per share would have been had the fair value method been used. We account for stock based compensation under the intrinsic value method and provide pro-forma disclosure as required by SFAS 123.

Litigation

In the ordinary course of business, we may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on our financial position.

Related Party Transactions

Refer to Note 17 to our consolidated financial statements, which describes all material related party transactions.

Results of Operations

The following is a discussion and comparison of our results of operations and financial position for the years ended December 31, 2003, 2002 and 2001.

Year Ended December 31, 2003 Compared to December 31, 2002

Racing operations

In the year ended December 31, 2003, we operated our largest racetracks for an additional 287 live race days compared to the prior year. The overall increase in live race days at those racetracks is primarily attributable to our acquisitions of The Maryland Jockey Club and Lone Star Park at Grand Prairie, which were both acquired in the fourth quarter of 2002.

Our other racetracks operated an additional 202 live race days in the year ended December 31, 2003, compared to the prior year, primarily due to the acquisition of Flamboro Downs on April 16, 2003, additional live race days at Portland Meadows as a result of the 2002 live race meet concluding early in order to permit construction of a storm water retention system, partially offset by a decrease in live race days at Remington Park as a result of our desired reduction in race days at that location.

Revenues from our racing operations were $687.2 million in 2003, compared to $522.6 million in 2002, an increase of $164.5 million or 31.5%. The increase is primarily attributable to the acquisitions of The Maryland Jockey Club, Lone Star Park at Grand Prairie and Flamboro Downs, which generated additional revenues in 2003 of $95.5 million, $59.7 million and $20.5 million, respectively, partially offset by reduced revenues due to lower average daily attendance and decreased on-track wagering activity at certain of our facilities. Also contributing to the decline was a generally weak United States economy and inclement weather experienced in the year, particularly in the northeast region of the United States where several of our facilities are located, which resulted in live race day and simulcast signal cancellations. As noted above, 2003 racing revenues include $8.5 million of revenue generated on the sale of excess land at Golden Gate Fields.

In 2003, gross wagering revenues from our racing operations increased 24.7% to $561.9 million, compared to $450.7 million in 2002, primarily due to the acquisitions of The Maryland Jockey Club, Lone Star Park at Grand Prairie and Flamboro Downs, partially offset by declines in average daily attendance which resulted in lower volumes of on-track live and import handle and related revenues at certain of our facilities. Non-wagering revenues in 2003 increased 74.2% to $125.2 million, compared to $71.9 million in 2002, primarily due to our recent acquisitions. As a percentage of gross wagering revenues, non-wagering revenues increased from 15.9% in 2002 to 22.3% in 2003 primarily as a result of the $8.5 million of revenue from the sale of excess real estate at Golden Gate Fields included in non-wagering revenues, commissions earned from the Flamboro Downs slot facility and sponsorship revenues earned at Lone Star Park at Grand Prairie, The Maryland Jockey Club and on the Sunshine Millions™.

Purses, awards and other increased to $336.8 million in 2003 from $276.0 million in 2002, primarily due to the increase in gross wagering revenues for the period. As a percentage of gross wagering revenues, purses, awards and other decreased from 61.2% in 2002 to 59.9% in 2003 primarily due to the mix of wagers made, the states the wagers were made in, the mix of on-track versus off-track wagering and purse subsidies received by The Maryland Jockey Club which lowered their purse expense.

Operating costs increased $76.0 million to $259.4 million in 2003. The increased operating costs included additional operating costs of $68.4 million incurred by our recent acquisitions, The Maryland Jockey Club, Lone Star Park at Grand Prairie and Flamboro Downs, $8.5 million of cost related to the sale of excess real estate at Golden Gate Fields and additional rent expense incurred at our Bay Meadows facility of $2.9 million, partially offset by operating cost reductions at our other racetracks. As a percentage of total racing revenues, operating costs increased from 35.1% in 2002 to 37.7% in 2003. The increase in operating costs as a percentage of revenues was primarily the result of additional costs incurred by our recent acquisitions, the sale of the excess real estate at Golden Gate Fields and additional rent expense incurred at our Bay Meadows facility. Excluding these factors, operating costs as a percentage of total racing revenues were 26.1% in 2003. Other factors contributing to higher operating costs in 2003 were start-up costs related to HorseRacing TV™, Palm Meadows and the inaugural running of the Sunshine Millions™.

General and administrative expenses were $66.7 million in 2003, compared to $41.5 million in 2002. As a percentage of total racing revenues, general and administrative expenses increased from 7.9% in 2002 to 9.7% in 2003. The increased costs included an additional $13.2 million of costs incurred by our recent acquisitions which were not included in the comparable prior year period and higher costs of our head office.

Real estate and other operations

Revenues from real estate and other operations were $21.8 million in 2003, compared to $26.6 million in 2002. The decrease in revenues is primarily attributable to lower sales of Non-Core Real Estate in the current period, partially offset by increased revenues from our Magna Golf Club operations as a result of new members. In 2002, there were four Non-Core Real Estate properties sold, which generated revenues of $8.9 million and income before income taxes of $2.2 million. In 2003, only one Non-Core Real Estate property was sold generating revenue of $2.6 million which was equal to the carrying value of the property.

Predevelopment and other costs

Predevelopment and other costs were $8.8 million in 2003, compared to $2.3 million in 2002. Predevelopment and other costs in the current period represent costs of approximately $4.2 million incurred pursuing alternative gaming opportunities in states where we currently operate, $0.8 million of information technology costs which have been determined to have no future benefit, $0.7 million of disposal costs related to the excess real estate at Golden Gate Fields and $3.1 million of costs relating to development initiatives undertaken to enhance our racing operations. In the prior year, the predevelopment and other costs that we incurred were all related to development initiatives that were undertaken to enhance our racing operations.

Write-down of long-lived and intangible assets

Pursuant to SFAS 144 and SFAS 142, our long-lived assets, racing licenses and other intangible assets were tested for impairment after completion of our annual business planning process. As a result of the assets' carrying value at December 31, 2003 exceeding their fair value at certain of our business units, we recognized a non-cash impairment charge of $3.9 million related to long-lived assets and a non-cash impairment charge of $130.9 million related to the racing licenses and other intangible assets.

Depreciation and amortization

Depreciation and amortization increased $9.1 million to $31.9 million in 2003, primarily as a result of our recent acquisitions recording additional depreciation and amortization of $7.7 million and increased depreciation and amortization on recent fixed asset additions.

Interest income and expense

Our net interest expense for 2003 increased $12.9 million to $13.6 million from $0.7 million in 2002. The higher net interest expense is attributable to the issuance of $150.0 million of convertible subordinated notes in June 2003 and the issuance of $75.0 million of convertible subordinated notes in December 2002, as well as higher levels of long-term debt related to our acquisitions of The Maryland Jockey Club, Lone Star Park at Grand Prairie and Flamboro Downs. In 2003, $7.3 million of interest was capitalized with respect to projects under development, compared to $2.7 million in the prior year period.

Income tax provision

We recorded an income tax recovery of $58.4 million on losses before income taxes of $163.5 million in 2003, compared to an income tax recovery of $8.6 million on losses before income taxes of $23.0 million in 2002. Our effective income tax rate in 2003, adjusted for equity income, was 35.5%, compared to 36.6% in 2002, primarily due to additional income tax expense of $3.7 million related to a change in Canadian enacted income tax rates and increased non-deductible expenditures.

Year Ended December 31, 2002 Compared to December 31, 2001

Racing operations

Revenues from our racing operations were $522.6 million in 2002, compared to $459.4 million in 2001, an increase of $63.2 million or 13.8%. The increase resulted primarily from additional live race days at Gulfstream Park, the acquisition of MEC Pennsylvania in April 2001 and Multnomah in October 2001, the lease of Portland Meadows in July 2001, the acquisition of Lone Star Park at Grand Prairie in October 2002 and The Maryland Jockey Club in November 2002, the launch of XpressBet™ in California in January 2002 and improved results at Santa Anita Park.

In 2002, gross wagering revenues for our racing operations increased 14.4% to $450.7 million, compared to $394.0 million in 2001, primarily as a result of the additional live race days at Gulfstream Park, increased average daily handle at Santa Anita Park and the completion of our acquisitions, partially offset by decreased revenues at certain of our racetracks as a result of lower average daily attendance, fewer live race days and a generally weak U.S. economy. Non-wagering revenues in 2002 increased 9.9% to $71.9 million compared to $65.4 million in 2001. Contributing to the increase in non-wagering revenues were increases in revenues from parking, racing and concert admissions, program sales and food and beverage operations related to the increase in live race days and due to our acquisitions.

Purses, awards and other increased by 13.4% to $276.0 million in 2002 from $243.4 million in 2001 primarily due to the increase in gross wagering revenues for the year. As a percentage of gross wagering revenue, purses, awards and other decreased from 61.8% in 2001 to 61.2% in 2002. Operating costs increased to $183.4 million in 2002 from $152.6 million in 2001. The increased operating costs included $24.4 million related to acquisitions or new business units not included in the prior year. As a percentage of total racing revenues, operating costs increased from 33.2% in 2001 to 35.1% in 2002. The increase in operating costs as a percentage of revenue was primarily the result of an increase in insurance costs of $3.6 million, start-up costs of $1.3 million related to XpressBet™ and the launch of HorseRacing TV™ and an increase in utility costs of approximately $0.8 million.

Racing general and administrative expenses were $41.5 million in 2002, compared to $31.1 million in 2001. As a percentage of total racing revenues, general and administrative expenses increased from 6.8% in 2001 to 7.9% in 2002. The increased costs included $4.9 million of costs related to acquisitions or new business units not included in the prior year and higher costs of our head office, as several members of our corporate and group management teams joined late in the second quarter of 2001 and during 2002.

Real estate operations

Revenues from real estate operations were $26.6 million in 2002, compared to $59.7 million in 2001. Income before income taxes from real estate activities decreased to a loss of $0.1 million in 2002 from income of $21.5 million in 2001. These decreases are primarily attributable to the lower level of sales of Non-Core Real Estate in 2002. In 2002, we had gains on the sale of Non-Core Real Estate of $2.2 million, compared to gains of $20.4 million during 2001.

Predevelopment and other costs

Predevelopment and other costs were $2.3 million in 2002 compared to $3.2 million in 2001. The decrease in predevelopment and other costs was a result of lower activity on certain development projects in the current year.

Write-down of long-lived and intangible assets

Pursuant to SFAS 144 and SFAS 142, our long-lived assets and racing licenses were tested for impairment after completion of our annual business planning process. As a result of declining attendance and related revenues at Remington Park and Great Lakes Downs, operating profits and cash flows were lower than expected in 2002. Based on these results, the earnings forecasts for these two racetracks were revised and we recognized a non-cash impairment charge of $14.7 million related to our long-lived assets and a non-cash impairment charge of $2.8 million related to the racing licenses in 2002.

Depreciation and amortization

Depreciation and amortization decreased $3.4 million from $26.2 million in 2001 to $22.8 million in 2002, primarily as a result of the implementation of SFAS 142. The implementation of SFAS 142 resulted in the cessation of amortization of goodwill and intangible assets that meet the criteria for indefinite life, effective January 1, 2002. The impact of SFAS 142 was to reduce depreciation and amortization expense by $8.0 million from the prior year, which has been partially offset by increased depreciation and amortization of fixed assets for our acquisitions and increased depreciation on recent fixed asset additions.

Interest income and expense

Our net interest expense for the year ended December 31, 2002 decreased $2.0 million to $0.7 million from $2.7 million in 2001. The lower net interest expense is attributable to the capitalization of interest on certain properties under development in the current year, interest earned on increased cash balances on hand and a reduction of debt for the majority of the year.

Income tax provision

We recorded an income tax benefit of $8.6 million on a loss before income taxes of $23.0 million in 2002, compared to an income tax provision of $9.3 million on income before income taxes of $22.8 million in 2001. Our effective income tax rate in 2002 was 37.4%, compared to 41.0% in 2001, primarily as a result of the income tax recovery recorded on our write-down of long-lived and intangible assets, which did not reflect any state tax recovery.

Year Ended December 31, 2001 Compared to December 31, 2000

Racing operations

Revenues from our racing operations were $459.4 million in 2001, compared to $355.2 million in 2000, an increase of $104.2 million or 29.3%. This increase resulted primarily from having nine racetracks open for live racing for some part of the year, compared with only six open in 2000. We acquired the operations of Bay Meadows on November 17, 2000, the operations of MEC Pennsylvania, formerly Ladbroke Pennsylvania, which include the operations of The Meadows, four OTB facilities and the Pennsylvania hub for XpressBet™, on April 5, 2001, and Multnomah Greyhound Park on October 26, 2001. In addition, in the second quarter of 2001, we leased a racetrack facility in Portland, Oregon operating as Portland Meadows.

In 2001, gross wagering revenues for our racing operations increased 30.8% to $394.0 million, compared to $301.3 million in 2000, primarily relating to the increase in live race days due to our acquisitions. Non-wagering revenues in 2001 increased 21.3% to $65.4 million, compared to $54.0 million in 2000. Contributing to the increase in non-wagering revenues were increases in revenues from parking, admissions and program sales related to the increase in live race days due to our acquisitions and the addition of food and beverage revenues from our Gulfstream Park facility, previously contracted out to concession operators.

Purses, awards and other increased by 28.1% to $243.4 million in 2001 from $190.0 million in 2000 primarily due to the increase in gross wagering revenues for the year. As a percentage of gross wagering revenue, purses, awards and other decreased from 63.1% in 2000 to 61.8% in 2001. Operating costs increased to $152.6 million in 2001 from $128.6 million in 2000. As a percentage of total racing revenues, operating costs decreased from 36.2% in 2000 to 33.2% in 2001. The reduction in operating costs as a percentage of revenues was primarily the result of cost savings and other synergies realized on the consolidation of racing operations during the year. Racing general and administrative expenses were $31.1 million in 2001, compared to $18.1 million in 2000. As a percentage of total racing revenue, general and administrative expenses increased from 5.1% in 2000 to 6.8% in 2001. The increase in general and administrative expenses as a percentage of total racing revenue in 2001 was primarily related to the higher costs of our head office, where we have continued to add management expertise. These costs were significantly lower during our formative stage in 2000.

Real estate operations

Revenues from real estate operations were $59.7 million in 2001, compared to $58.3 million in 2000. Income before income taxes from real estate activities increased to $21.5 million in 2001 from $5.4 million in 2000. These increases are primarily attributable to the sale of Non-Core Real Estate in 2001. In 2001 we had gains on the sale of Non-Core Real Estate of $20.4 million, compared to gains of $7.0 million during the same period in 2000.

Predevelopment and other costs

Predevelopment and other costs were $3.2 million in 2001 compared to $4.2 million in 2000. These costs include consultants' fees associated with technology development, feasibility studies, construction designs, market analyses, site models and alternative site investigations.

Depreciation and amortization

Depreciation and amortization increased by $6.1 million to $26.2 million in 2001, compared to $20.1 million in 2000. The increase in depreciation and amortization is primarily attributable to our Bay Meadows and MEC Pennsylvania acquisitions and increased depreciation recorded on recent fixed asset additions.

Interest income and expense

Our net interest expense for the year ended December 31, 2001 increased $2.5 million to $2.7 million from $0.2 million in 2000. The higher net interest expense is attributable to the increase in long-term debt in the fourth quarter of 2000 and the second quarter of 2001, related to the financings of our Bay Meadows and MEC Pennsylvania acquisitions and the purchase of 481 acres of land in Palm Beach County, Florida, offset by interest capitalized on properties under development.

Income tax provision

We recorded an income tax provision of $9.3 million on income before income taxes of $22.8 million in 2001, compared to an income tax provision of $1.1 million on income before income taxes of $1.6 million in 2000. Our effective income tax rate in 2001 was 41.0%, compared to 71.6% in 2000, primarily as a result of the higher level of operating losses in certain subsidiaries in 2000, for which we did not recognize the tax benefit in that period.

Liquidity and Capital Resources

Year Ended December 31, 2003

Operating activities

Cash provided by operations before changes in non-cash working capital decreased $19.5 million to $0.2 million in 2003 from $19.7 million in 2002 primarily due to lower net income. In 2003, cash provided by non-cash working capital balances was $13.6 million compared to cash provided by non-cash working capital balances of $0.4 million in 2002 primarily as a result of the collection of a receivable during 2003 from a land sale which was recorded in a prior year.

Investment activities

Cash used in investment activities in 2003 was $109.3 million, including expenditures of $106.0 million on real estate property and fixed asset additions and $16.5 million on other asset additions, including $12.1 million on our acquisition of the master lease on the Portland Meadows racetrack and an interest in the underlying real estate and $4.3 million on our 30% equity investment in AmTote International, Inc., partially offset by $13.2 million of net proceeds received on the disposal of real estate and fixed assets. Expenditures relating to real estate property and fixed asset additions in 2003 were comprised of $31.9 million for our Austrian racetrack under development, $29.4 million for the construction of our Palm Meadows training center, maintenance capital improvements of $16.2 million, $4.9 million for the construction of our horse bedding manufacturing facility in North Carolina, $3.7 million for the purchase of land adjacent to the Pimlico Race Course, $2.1 million for improvements at Lone Star Park at Grand Prairie and $17.8 million of expenditures related to other racetrack property enhancements, infrastructure and predevelopment costs on certain of our properties and account wagering and television related activities.

Financing activities

Cash provided by financing activities was $100.8 million in 2003. We issued $150.0 million of 8.55% convertible subordinated notes in June 2003 which are due June 15, 2010 and received net proceeds of $145.0 million. Our revolving credit facility of $49.5 million was repaid early in the year from proceeds on the sale of Non-Core Real Estate received late in 2002. One of our subsidiaries had borrowed $6.7 million under an operating facility as at December 31, 2003. We incurred additional long-term debt of $16.1 million and made repayments of $17.5 million.

Year Ended December 31, 2002

Operating activities

Cash provided by operations before changes in non-cash working capital decreased $6.6 million in 2002 compared to 2001. The decrease was attributable to decreases in net income, depreciation and amortization, future income taxes and gains on disposal of real estate properties, partially offset by write-downs of real estate and intangible assets and equity earnings. In 2002, cash provided from non-cash working capital balances was $0.4 million.

Investing activities

Cash used in investing activities in 2002 was $226.2 million, including $146.3 million spent on acquisitions, primarily for Lone Star Park at Grand Prairie and The Maryland Jockey Club, expenditures of $107.2 million on real estate property and fixed asset additions and $26.6 million in other asset additions, partially offset by $53.9 million of proceeds received on the sale of Non-Core Real Estate. Expenditures relating to real estate property and fixed assets for 2002 included $42.0 million for the construction of our Palm Meadows training center, $23.3 million for our Austrian racetrack under development, $8.1 million for the completion of our Magna Golf Club clubhouse, $7.6 million for the purchase of 435 acres of land in Ocala, Florida and maintenance capital improvements of $9.9 million. The remaining $16.3 million of expenditures related to other racetrack property enhancements, infrastructure and predevelopment costs on certain of our properties and account wagering and television related activities. Other asset additions included our cash advance of $23.1 million to Ontario Racing Inc. related to the purchase of Flamboro Downs.

Financing activities

Cash provided by financing activities was $249.2 million in 2002 arising from the issuance of share capital for $142.4 million, net of issue expenses, and convertible subordinated notes for $72.2 million, net of issue expenses, and utilization of our revolving credit facility for $49.5 million, partially offset by the net repayment of long-term debt of $14.9 million.

Year Ended December 31, 2001

Operating activities

Cash provided by operations before changes in non-cash working capital increased $18.6 million in 2001 compared to 2000. The increase was attributable to increases in net income, depreciation and amortization and future income taxes, partially offset by additional gains recorded on the disposal of Non-Core Real Estate. In 2001, cash invested in non-cash working capital balances was $0.7 million.

Investing activities

Cash used in investing activities in 2001 was $7.5 million, including investments of $40.0 million in real estate property and fixed asset and other asset additions and $24.0 million on the acquisitions of MEC Pennsylvania and Multnomah Greyhound Park, partially offset by $56.5 million of proceeds received on the sale of Non-Core Real Estate. In 2001, we invested $38.9 million in real estate and fixed asset additions, which included $6.4 million for the purchase of real estate, $14.8 million related to maintenance capital improvements to the racetracks and $10.7 million on the Magna Golf Club. The remaining $7.0 million of expenditures related to racetrack property enhancements, infrastructure and predevelopment costs on certain of our properties and on account wagering activities, including the telephone and Internet and television distribution.

Financing activities

Cash used for financing activities was $10.2 million in 2001. During 2001, there were repayments of bank indebtedness of $7.6 million and of long-term debt of $18.0 million, partially offset by the issuance of long-term debt of $15.0 million related to our term loan facility and the issuance of share capital of $0.5 million.

Working Capital, Cash and Other Resources

Our net working capital, excluding cash and cash equivalents and bank indebtedness, was ($45.3) million at December 31, 2003, compared to ($37.6) million at December 31, 2002. The decreased investment in net working capital, excluding cash and cash equivalents and bank indebtedness, was primarily related to a decrease of $11.9 million in accounts receivable.

Our $50.0 million credit agreement with respect to our senior, revolving credit facility has been amended and extended to October 8, 2004. The facility is secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park and is guaranteed by certain of our subsidiaries which own and operate Golden Gate Fields, Gulfstream Park and Santa Anita Park and operate Bay Meadows. At December 31, 2003, we had no borrowings under this facility, but had issued letters of credit totaling $21.6 million.

In June 2003, we issued $150.0 million of 8.55% convertible subordinated notes, which are convertible at any time at the option of the holders into shares of our Class A Subordinate Voting Stock at a conversion price of $7.05 per share, subject to adjustment under certain circumstances, and mature on June 15, 2010. The notes are redeemable at the principal amount together with accrued and unpaid interest, at our option, under certain conditions on or after June 2, 2006. At December 31, 2003, all of the notes remained outstanding.

In December 2002, we issued $75.0 million of 7.25% convertible subordinated notes, which are convertible at any time at the option of the holders into shares of our Class A Subordinate Voting Stock at a conversion price of $8.50 per share, subject to adjustment under certain circumstances, and mature on December 15, 2009. The notes are redeemable at the principal amount together with accrued and unpaid interest, at our option, under certain conditions on or after December 21, 2005. At December 31, 2003, all of the notes remained outstanding.

One of our subsidiaries, The Santa Anita Companies, Inc., is party to a secured term loan facility, which bears interest at London Interbank Offered Rate ("LIBOR") plus 2.2% per annum. We have entered into an interest rate swap contract and fixed the rate of interest at 6.0% per annum to November 30, 2004, the maturity date of the term loan facility. At December 31, 2003, $51.1 million was outstanding under this fully drawn term loan facility. It is our expectation that we will renegotiate and extend this debt arrangement.

One of our subsidiaries has issued a promissory note denominated in Canadian dollars, secured by two first mortgages and a debenture against Flamboro Downs racetrack and related real estate. At December 31, 2003 the note is valued at $38.1 million and is repayable in annual installments of $1.9 million with the remaining amount due in June 2007.

One of our European subsidiaries is party to a Euro denominated term loan facility, secured by a pledge of land and a guarantee by MEC, which bears interest at 4% per annum. At December 31, 2003, $18.9 million was outstanding on this facility which matures on February 9, 2007.

Also, two of our subsidiaries, which are part of The Maryland Jockey Club, are party to secured term loan facilities which bear interest at 3.7% and 7.0% per annum, respectively. Both term loans have interest rate adjustment clauses which reset to the market rate for a U.S. Treasury security of an equivalent term plus 2.6% at set dates prescribed in the agreements. At December 31, 2003, $18.7 million and $4.7 million, respectively, were outstanding under these fully drawn term loan facilities which mature on December 1, 2013 and June 7, 2017, respectively.

On November 27, 2002, contemporaneous with our acquisition of The Maryland Jockey Club, we granted the remaining minority interest shareholders of The Maryland Jockey Club the option to sell such interest to us, at any time during the first five years after closing of the acquisition. A cash payment of $18.3 million plus interest will be required on exercise of the option. At December 31, 2003, this obligation has been reflected on our balance sheet as long-term debt due after one year.

As of December 31, 2003, one of our subsidiaries had borrowed $6.7 million under a $10.0 million revolving credit loan facility to fund capital expenditures. The indebtedness under the facility is secured by deeds of trust on land, buildings and improvements and by security interests in all other assets of the subsidiary and certain affiliates of The Maryland Jockey Club. The advances under the facility bear interest at either the U.S. Prime Rate or LIBOR plus 2.6%.

At December 31, 2003, we had cash and cash equivalents of $99.8 million and total shareholders' equity of $657.1 million. At December 31, 2003, we also had unused and available credit facilities of approximately $31.7 million.

At December 31, 2003, we were in compliance with all of our debt agreements and related covenants. Our ability to continue to meet these financial covenants may be adversely affected by a deterioration in business conditions or our results of operations, adverse regulatory developments and other events beyond our control. In particular, it is possible that we may not be able to meet the financial covenants under our $50.0 million senior, revolving credit facility at the quarterly reporting dates during the remaining term of the facility, which expires on October 8, 2004, unless extended with the consent of both parties. If we fail to comply with these financial covenants and the bank is unwilling to waive such a covenant breach, it will result in the occurrence of an event of default under the facility, in which case the bank may terminate the facility, demand repayment of all amounts borrowed by us and require adequate security or collateral for all outstanding letters of credit under the facility. At December 31, 2003, we had no borrowings and had issued letters of credit totaling $21.6 million under the facility.

We believe that our current cash resources, cash flow from our racing and real estate operations, including proceeds from the anticipated sales of Non-Core Real Estate and other assets, the extension of credit and loan facilities and borrowings under our credit facilities described above will be sufficient to finance our operations and our capital expenditure program during the next year. However, in order to fully implement our strategic plan and capitalize on future growth opportunities, we will be required to seek additional debt, equity and/or other financing through public or private sources. If such additional financing is not available to us as needed or on terms acceptable to us, we may not be able to fully implement our strategic plan.

Contractual Obligations

Our commitments to make future payments consist primarily of repayments of long-term debt including capital lease obligations, obligations under operating and facility leases and construction commitments. Our contractual obligations at December 31, 2003 are as follows:

($ millions)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Long-term debt	58.0	33.3	54.6	34.1	180.0
Operating leases	1.9	1.7	0.3	-	3.9
Facility leases	5.1	1.7	0.6	1.8	9.2
Construction and development project commitments	30.4	-	-	-	30.4
	95.4	**36.7**	**55.5**	**35.9**	**223.5**

Operating lease obligations do not include contingent rental payments.

Qualitative and Quantitative Disclosures About Market Risk

Our primary exposure to market risk related to financial instruments (or the risk of loss arising from adverse changes in market rates and prices, including interest rates, foreign currency exchange rates and commodity prices) is with respect to our investments in companies with a functional currency other than the U.S. dollar. Fluctuations in the U.S. dollar exchange rate relative to the Canadian dollar and the Euro will result in fluctuations in shareholders' equity and comprehensive income. We have generally not entered into derivative financial arrangements for currency hedging purposes, and have not and will not enter into such arrangements for speculative purposes.

Additionally, we are exposed to interest rate risk. Interest rates are sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control.

Our future earnings, cash flows and fair values relating to financial instruments are primarily dependent upon prevalent market rates of interest, such as LIBOR and the European Interbank Offered Rate ("EURIBOR"). Based on interest rates at December 31, 2003 and our current credit facilities, a 1% per annum increase or decrease in interest rates on our short-term credit facility and other variable rate borrowings would not materially affect our annual future earnings and cash flows. Based on borrowing rates currently available to us, the carrying amount of our debt approximates its fair value.

In order to mitigate a portion of the interest rate risk associated with our variable rate debt, we have entered into an interest rate swap contract. Under the terms of this contract, we receive a LIBOR based variable interest rate and pay a fixed rate of 6.0% on a notional amount of $51.1 million as at December 31, 2003. The maturity date of this contract is November 30, 2004.

Accounting Developments

Under Staff Accounting Bulletin 74, we are required to disclose certain information related to new accounting standards, which have not yet been adopted due to delayed effective dates. At December 31, 2003, there are no new accounting standards which impact us which have not yet been adopted.

Forward-looking Statements

This Report contains "forward-looking statements" within the meaning of applicable securities legislation, including the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, among others, statements regarding: expectations as to operational improvements; expectations as to cost savings, revenue growth and earnings; the time by which certain objectives will be achieved; estimates of costs relating to environmental remediation and restoration; proposed new racetracks or other developments, products and services; expectations that claims, lawsuits, environmental costs, commitments, contingent liabilities, labor negotiations or agreements, or other matters will not have a material adverse effect on our consolidated financial position, operating results, prospects or liquidity; projections, predictions, expectations, estimates or forecasts as to our financial and operating results and future economic performance; and other matters that are not historical facts.

Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such performance or results will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Important factors that could cause such differences include, but are not limited to, the factors discussed in the "Risk Factors" section of our Annual Report on Form 10-K for the year ended December 31, 2003 and our subsequent public filings.

Forward-looking statements speak only as of the date the statement was made. We assume no obligation to update forward-looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Magna Entertainment Corp.

MEC's management is responsible for the preparation and presentation of the consolidated financial statements and all the information in this Annual Report. The consolidated financial statements were prepared by management in accordance with United States generally accepted accounting principles. Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared by management to ensure consistency with that in the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of MEC.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Company's Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside directors. The Committee meets periodically with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with United States generally accepted auditing standards on behalf of the shareholders. The Report of the Independent Auditors outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The independent auditors have full and unrestricted access to the Audit Committee.

Toronto, Canada
February 12, 2004

Blake Tohana
Executive Vice-President and Chief Financial Officer

REPORT OF THE INDEPENDENT AUDITORS

To the Shareholders of Magna Entertainment Corp.

We have audited the accompanying consolidated balance sheets of Magna Entertainment Corp. as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magna Entertainment Corp. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003, in conformity with United States generally accepted accounting principles.

Ernst & Young LLP

Toronto, Canada
February 12, 2004

Ernst & Young LLP

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Magna Entertainment Corp.

[U.S. dollars in thousands, except per share figures]

	Note	Years ended December 31, 2003	2002	2001
Revenues	16, 17			
Racing				
Gross wagering		**$ 561,927**	$ 450,732	$ 393,981
Non-wagering		**125,238**	71,889	65,430
		687,165	522,621	459,411
Real estate and other				
Sale of real estate		**2,649**	8,891	40,600
Golf and other		**19,121**	17,709	19,050
		21,770	26,600	59,650
		708,935	549,221	519,061
Costs and expenses				
Racing				
Purses, awards and other		**336,770**	276,019	243,389
Operating costs		**259,400**	183,370	152,561
General and administrative		**66,651**	41,522	31,092
Real estate and other				
Cost of real estate sold		**2,618**	6,718	20,171
Operating costs		**16,600**	13,621	15,789
General and administrative		**2,362**	2,266	1,130
Predevelopment and other costs		**8,767**	2,299	3,240
Depreciation and amortization		**31,897**	22,834	26,194
Interest expense, net	11	**13,620**	709	2,682
Write-down of long-lived and intangible assets	4	**134,856**	17,493	-
Write-down of excess real estate	5	**-**	5,823	-
Equity income	3	**(1,153)**	(463)	-
		872,388	572,211	496,248
Income (loss) before income taxes		**(163,453)**	(22,990)	22,813
Income tax provision (benefit)	9	**(58,356)**	(8,595)	9,349
Net income (loss)		**(105,097)**	(14,395)	13,464
Other comprehensive income (loss)				
Foreign currency translation adjustment	14	**40,493**	16,335	(9,062)
Change in fair value of interest rate swap	15	**583**	(1,306)	-
Comprehensive income (loss)		**$ (64,021)**	$ 634	$ 4,402
Earnings (loss) per share for Class A Subordinate Voting Stock, Class B Stock or Exchangeable Share:				
Basic	13	**$ (0.98)**	$ (0.14)	$ 0.16
Diluted	13	**$ (0.98)**	$ (0.14)	$ 0.16
Average number of shares of Class A Subordinate Voting Stock, Class B Stock and Exchangeable Shares outstanding during the year [in thousands]:				
Basic	13	**107,143**	100,674	82,930
Diluted	13	**107,143**	100,674	83,242

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Magna Entertainment Corp.

[U.S. dollars in thousands]

	Note	Years ended December 31, 2003	2002	2001
Cash provided from (used for)				
OPERATING ACTIVITIES:				
Net income (loss)		**$ (105,097)**	$ (14,395)	$ 13,464
Adjustments to reconcile net income (loss) to net cash provided from (used for) operating activities				
Depreciation and amortization		**31,897**	22,834	26,194
Future income taxes	9	**(63,806)**	(9,409)	7,082
Gain on disposal of real estate properties		**(31)**	(2,173)	(20,429)
Write-down of long-lived, intangible and other assets	4	**137,436**	17,493	-
Write-down of excess real estate	5	**-**	5,823	-
Equity income	3	**(1,153)**	(463)	-
Amortization of convertible subordinated notes issue costs	12	**800**	33	-
Other		**144**	-	-
		190	19,743	26,311
Changes in non-cash working capital				
Restricted cash		**(4,705)**	4,279	(5,053)
Accounts receivable		**14,945**	(3,361)	(1,587)
Prepaid expenses and other		**2,887**	(1,994)	3,325
Accounts payable		**1,038**	11,606	769
Accrued salaries and wages		**(702)**	1,220	(443)
Customer deposits		**(165)**	552	2,181
Other accrued liabilities		**(766)**	(4,751)	3,278
Income taxes receivable		**(1,571)**	(8,128)	(5,023)
Deferred revenue		**2,653**	1,020	1,871
		13,614	443	(682)
		13,804	20,186	25,629
INVESTMENT ACTIVITIES:				
Acquisition of businesses, net of cash	3	**-**	(146,304)	(23,951)
Real estate property additions		**(102,195)**	(99,109)	(31,009)
Fixed asset additions		**(3,763)**	(8,056)	(7,853)
Other asset additions	8	**(16,549)**	(26,653)	(1,208)
Proceeds on real estate sold to a related party	17	**-**	42,363	12,436
Proceeds on disposal of real estate		**13,248**	11,510	44,039
		(109,259)	(226,249)	(7,546)
FINANCING ACTIVITIES:				
Increase (decrease) in bank indebtedness	10	**(42,779)**	49,475	(7,609)
Issuance of long-term debt		**16,110**	906	15,000
Repayment of long-term debt		**(17,513)**	(15,828)	(18,026)
Issuance of share capital	13	**29**	142,422	476
Issuance of convertible subordinated notes	12	**145,000**	72,200	-
		100,847	249,175	(10,159)
Effect of exchange rate changes on cash and cash equivalents		**6,734**	5,357	(688)
Net increase in cash and cash equivalents during the year		**12,126**	48,469	7,236
Cash and cash equivalents, beginning of year		**87,681**	39,212	31,976
Cash and cash equivalents, end of year		**$ 99,807**	$ 87,681	$ 39,212

See accompanying notes

CONSOLIDATED BALANCE SHEETS

Magna Entertainment Corp.

[U.S. dollars and share amounts in thousands]

	Note	December 31, 2003	2002
ASSETS			
Current assets:			
Cash and cash equivalents		**$ 99,807**	$ 87,681
Restricted cash		**24,738**	18,692
Accounts receivable		**34,215**	46,138
Income taxes receivable		**1,809**	2,262
Prepaid expenses and other		**12,939**	8,094
		173,508	162,867
Real estate properties, net	6	**838,870**	717,446
Fixed assets, net	7	**31,355**	34,684
Other assets, net	8	**249,177**	329,705
Future tax assets	9	**30,030**	12,103
		$ 1,322,940	$ 1,256,805
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Bank indebtedness	10	**$ 6,696**	$ 49,475
Accounts payable		**87,635**	82,407
Accrued salaries and wages		**7,689**	8,391
Customer deposits		**2,568**	2,733
Other accrued liabilities		**11,901**	12,667
Long-term debt due within one year	11	**58,048**	15,049
Deferred revenue		**9,204**	6,551
		183,741	177,273
Long-term debt	11	**122,026**	117,801
Convertible subordinated notes	12	**218,167**	72,233
Other long-term liabilities	19	**11,725**	8,405
Future tax liabilities	9	**130,227**	160,191
Commitments and contingencies	17, 18		
Shareholders' equity:			
Class A Subordinate Voting Stock (Issued: 2003 - 48,680; 2002 - 48,648)	13	**317,028**	316,855
Class B Stock (Issued: 2003 and 2002 - 58,466)	13	**394,094**	394,094
Contributed surplus	17	**17,282**	17,282
Deficit		**(108,018)**	(2,921)
Accumulated comprehensive income (loss)	14, 15	**36,668**	(4,408)
		657,054	720,902
		$ 1,322,940	$ 1,256,805

See accompanying notes

On behalf of the Board:

Director

Director

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Magna Entertainment Corp.

[U.S. dollars in thousands]

	Class A Subordinate Voting Stock	Exchangeable Shares	Class B Stock	Contributed Surplus	Retained Earnings (Deficit)	Accumulated Comprehensive Income (Loss)
Balances at December 31, 2000	$ 100,770	$ 57,937	$ 394,094	$ 1,352	$ (1,990)	$ (10,375)
Activity for the year ended December 31, 2001:						
Net income					13,464	
Net gain on sale of real estate to a related party (note 17)				5,938		
Foreign currency translation adjustment (note 14)						(9,062)
Issue of Class A Subordinate Voting Stock for acquisitions (note 13)	15,250					
Issue of Class A Subordinate Voting Stock under the Long-term Incentive Plan (note 13)	476					
Conversion of Exchangeable Shares to Class A Subordinate Voting Stock (note 13)	41,137	(41,137)				
Balances at December 31, 2001	157,633	16,800	394,094	7,290	11,474	(19,437)
Activity for the year ended December 31, 2002:						
Net loss					(14,395)	
Net gain on sale of real estate to a related party (note 17)				9,992		
Foreign currency translation adjustment (note 14)						16,335
Change in fair value of interest rate swap (note 15)						(1,306)
Issue of Class A Subordinate Voting Stock on completion of public offering (note 13)	142,084					
Issue of Class A Subordinate Voting Stock on exercise of stock options (note 13)	87					
Issue of Class A Subordinate Voting Stock under the Long-term Incentive Plan (note 13)	251					
Conversion of Exchangeable Shares to Class A Subordinate Voting Stock (note 13)	16,800	(16,800)				
Balances at December 31, 2002	316,855	-	394,094	17,282	(2,921)	(4,408)
Activity for the year ended December 31, 2003:						
Net loss					(105,097)	
Foreign currency translation adjustment (note 14)						40,493
Change in fair value of interest rate swap (note 15)						583
Issue of Class A Subordinate Voting Stock under the Long-term Incentive Plan (note 13)	144					
Issue of Class A Subordinate Voting Stock on exercise of stock options (note 13)	29					
Balances at December 31, 2003	**$ 317,028**	**$ -**	**$ 394,094**	**$ 17,282**	**$ (108,018)**	**$ 36,668**

See accompanying notes

(all amounts in U.S. dollars unless otherwise noted and all tabular amounts in thousands, except per share figures)

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in U.S. dollars following United States generally accepted accounting principles ("U.S. GAAP"). These policies are also in conformity, in all material respects, with Canadian generally accepted accounting principles, except as described in note 20 to these consolidated financial statements.

Principles of Consolidation

These consolidated financial statements include the accounts of Magna Entertainment Corp. and its subsidiaries (collectively the "Company"). All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with original maturities of less than three months at acquisition and exclude restricted cash which represents segregated cash accounts held by the Company on behalf of others, primarily horse owners.

Impairment of Long-Lived Assets

For long-lived assets not available for sale, the Company assesses annually whether there are indicators of impairment. If such indicators are present, the Company assesses the recoverability of the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted future cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

When long-lived assets are identified by the Company as available for sale, if necessary, the carrying value is reduced to the estimated fair value less costs of disposal. Fair value is determined based upon discounted cash flows of the assets, appraisals and, if appropriate, current estimated net sales proceeds from pending offers.

Real Estate Properties

Revenue-Producing Racing Real Estate

Revenue-producing racing real estate is valued at cost which includes acquisition and development costs. Development costs include all direct construction costs, capitalized interest and indirect costs wholly attributable to development. Buildings are depreciated on a straight-line basis over 40 years.

Excess Racing Real Estate

Excess racing real estate is valued at cost which includes acquisition and development costs. Development costs include all direct construction costs, capitalized interest and indirect costs wholly attributable to development.

Development Real Estate

Development real estate is valued at cost which includes acquisition and development costs. Development costs include all direct construction costs, capitalized interest and indirect costs wholly attributable to development.

Revenue-Producing Non-Racing Real Estate

Revenue-producing non-racing real estate includes golf courses as well as residential development real estate. Revenue-producing non-racing real estate is valued at cost which includes acquisition and development costs. Development costs include all direct construction costs, capitalized interest and indirect costs wholly attributable to development. Buildings are depreciated on a straight-line basis over 40 years.

Non-Core Real Estate

Non-core real estate includes properties available for sale. Properties available for sale are valued at the lower of cost, which includes acquisition and development costs, and fair value less costs of disposal. The Company evaluates the lower of cost and fair value less costs of disposal whenever events or changes in circumstance indicate possible impairment.

Fixed Assets

Fixed assets are recorded at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets as follows: machinery and equipment over 3 to 15 years and furniture and fixtures over 5 to 7 years.

Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

Racing Licenses

Racing licenses represent the value attributed to licenses to conduct race meets acquired through the Company's acquisition of racetracks. Racing licenses, an intangible asset that meets the definition of an indefinite life intangible, are not subject to amortization, but are evaluated for impairment on an annual basis or when impairment indicators are present. Racing license impairment is assessed based on a comparison of the fair value of an individual reporting unit to the underlying carrying value of the reporting unit's net assets, including racing licenses. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit's racing license is compared with its carrying amount to measure the amount of the impairment loss, if any. The fair value of racing licenses is determined in the same manner as in a business combination.

Revenue Recognition

The Company records operating revenues associated with horse racing on a daily basis, except for season admissions which are recorded ratably over the racing season. Wagering revenues are recognized gross of purses, stakes and awards and pari-mutuel wagering taxes. The costs relating to these amounts are shown as "Purses, awards and other" in the accompanying statements of operations and comprehensive income (loss).

Revenues from the sale of residential development inventory are recognized when title passes to the purchaser and collection is reasonably assured. Properties which have been sold, but for which these criteria have not been satisfied, are included in development real estate.

Golf course annual membership fee revenues are recognized as revenue ratably over the applicable season.

Deferred Revenues

Deferred revenues associated with racing operations consist primarily of prepaid box seats, admission tickets and parking, which are recognized as revenue ratably over the period of the related race meet.

Non-refundable golf membership initiation fees are deferred and amortized over the expected membership life.

Seasonality of Revenues

The Company's racing business is seasonal in nature. The Company's racing revenues and operating results for any quarter will not be indicative of the revenues and operating results for the year. A disproportionate share of annual revenues and net earnings are earned in the first quarter of each year.

Advertising

Costs incurred for producing advertising associated with horse racing are generally expensed when the advertising program commences. Costs incurred with respect to promotions for specific live race days are expensed on the applicable race day.

Foreign Exchange

Assets and liabilities of self-sustaining foreign operations are translated using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate during the year. The accumulated exchange gain or loss resulting from translating each foreign subsidiary's financial statements from its functional currency to U.S. dollars is included in comprehensive income (loss) in shareholders' equity. The appropriate amounts of exchange gains or losses included in accumulated comprehensive income (loss) are reflected in income when there is a sale or partial sale of the Company's investment in these operations or upon a complete or substantially complete liquidation of the investment.

Income Taxes

The Company follows the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that it is more likely than not that future tax assets will not be realized.

Stock-based Compensation

Financial Accounting Standards Board Statement No. 123 ("SFAS 123"), "Accounting and Disclosure of Stock-Based Compensation", provides companies an alternative to accounting for stock-based compensation as prescribed under APB Opinion No. 25 ("APB 25"). SFAS 123 encourages, but does not require companies to recognize an expense for stock-based awards based on their fair value at date of grant. SFAS 123 allows companies to continue to follow existing accounting rules (intrinsic value method under APB 25 which does not give rise to an expense) provided that pro-forma disclosures are made of what net income (loss) and earnings (loss) per share would have been had the fair value method been used. The Company accounts for stock-based compensation under APB 25 and provides pro-forma disclosure required by SFAS 123.

The pro-forma impact on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based compensation, is as follows:

	Years ended December 31,		
	2003	2002	2001
Net income (loss), as reported	**$ (105,097)**	$ (14,395)	$ 13,464
Pro-forma stock compensation expenses determined under the fair value method, net of tax	**(2,181)**	(3,009)	(2,815)
Pro-forma net income (loss)	**$ (107,278)**	$ (17,404)	$ 10,649
Earnings (loss) per share			
Basic - as reported	**$ (0.98)**	$ (0.14)	$ 0.16
Basic - pro-forma	**$ (1.00)**	$ (0.17)	$ 0.13
Diluted - as reported	**$ (0.98)**	$ (0.14)	$ 0.16
Diluted - pro-forma	**$ (1.00)**	$ (0.17)	$ 0.13

Earnings (loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of Class A Subordinate Voting Stock, shares of Class B Stock and Exchangeable Shares outstanding during the year. Diluted earnings (loss) per share reflects the assumed conversion of all dilutive securities using the "if converted" method for convertible debentures and the "treasury stock" method for options.

Under the "if converted" method:

- The convertible subordinated notes are assumed to be converted at the beginning of the period (or at the time of issuance, if later) and net income is increased by related interest.

Under the "treasury stock" method:

- The exercise of options is assumed to be at the beginning of the period (or at the time of issuance, if later);
- The proceeds from the exercise of options are assumed to be used to purchase Class A Subordinate Voting Stock at the average market price during the period; and
- The incremental number of shares of Class A Subordinate Voting Stock (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share calculation.

Interest Rate Swaps

The Company utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on its variable rate debt. The fair value of the swaps is recorded on the balance sheet as an asset or liability with the offset recorded in other comprehensive income net of income taxes. Any changes in the market value of the swaps are adjusted to the asset or liability account and recorded net of income taxes in other comprehensive income.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the consolidated financial statements. Actual results could differ from those estimates.

Impact of Recently Issued Accounting Standards

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards, which have not yet been adopted due to delayed effective dates. At December 31, 2003, there are no new accounting standards which impact the Company which have not yet been adopted.

2. ACCOUNTING CHANGE

Effective January 1, 2002, the Company implemented SFAS 142, "Goodwill and Other Intangible Assets". SFAS 142 requires the application of the non-amortization and impairment rules for existing goodwill and other intangible assets that meet the criteria for indefinite life beginning January 1, 2002.

The following is the pro-forma impact of the implementation of SFAS 142:

	Years ended December 31,		
	2003	2002	2001
Net income (loss), as reported	**$ (105,097)**	$ (14,395)	$ 13,464
Amortization of racing licenses and goodwill, net of taxes	**-**	-	4,822
Adjusted net income (loss)	**$ (105,097)**	$ (14,395)	$ 18,286
Basic and diluted earnings (loss) per share:			
As reported	**$ (0.98)**	$ (0.14)	$ 0.16
Amortization of racing licenses and goodwill	**-**	-	0.06
Adjusted basic and diluted earnings (loss) per share	**$ (0.98)**	$ (0.14)	$ 0.22

3. BUSINESS ACQUISITIONS

[a] Acquisitions completed in the year ended December 31, 2003

[i] ***Flamboro Downs Holdings Limited***

The following acquisition was accounted for using the purchase method:

On October 18, 2002, the shares of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs, a harness racetrack located in Hamilton, Ontario, 45 miles west of Toronto, were acquired by Ontario Racing Inc. ("ORI"). Flamboro Downs houses a gaming facility with 750 slot machines operated by the Ontario Lottery and Gaming Corporation ("OLGC"). ORI was owned by an employee of the Company. On April 16, 2003, the Company received all necessary regulatory approvals for the acquisition of Flamboro Downs, and accordingly the shares of ORI were transferred to the Company. The results of operations of ORI were accounted for under the equity method for the period from October 18, 2002 to April 16, 2003.

The purchase price, net of cash, was approximately $59.4 million and was previously funded by the Company through a cash advance to ORI at October 18, 2002 of $23.1 million with the remainder satisfied by ongoing payments under secured notes of approximately $32.9 million and an obligation to pay an additional $3.5 million (Cdn. $5.5 million) in the event that Flamboro Downs' agreement with the OLGC with respect to the slot facility is extended. The secured notes and obligation are repayable in Canadian dollars.

The purchase price of this acquisition has been allocated to the assets and liabilities acquired as follows:

Non-cash working capital deficit	$ (1,549)
Real estate properties and fixed assets	16,494
Other assets	55,491
Future taxes	(11,031)
Net assets acquired and total purchase price, net of cash acquired	$ 59,405

The purchase consideration for this acquisition is as follows:	
Cash	$ 23,055
Issuance of secured notes (note 11)	32,855
Obligation with respect to the extension of the slot agreement (note 11)	3,495
	$ 59,405

[ii] ***AmTote International, Inc.***

The following acquisition was accounted for using the equity method:

On August 22, 2003, the Company completed the acquisition of a 30% equity interest in AmTote International, Inc. ("AmTote") for a total cash purchase price, including transaction costs, of $4.3 million. AmTote is a provider of totalisator services to the pari-mutuel industry and has service contracts with over 70 North American racetracks and other wagering entities. The Company's 30% share of the results of operations of AmTote is accounted for under the equity method.

[b] Acquisitions in the year ended December 31, 2002

The following acquisitions were accounted for using the purchase method:

Lone Star Park at Grand Prairie

On October 23, 2002, the Company completed the acquisition of substantially all the operations and related assets of Lone Star Park at Grand Prairie, for a total cash purchase price, including transaction costs, of $79.1 million, net of cash acquired of $1.8 million. Lone Star Park at Grand Prairie operates Thoroughbred and, in most years, American Quarter Horse race meets at its racetrack located near Dallas, Texas.

The Maryland Jockey Club

On November 27, 2002, the Company completed the acquisition of a controlling interest in the Pimlico Race Course and Laurel Park, which are operated under the trade name "The Maryland Jockey Club ("MJC")", for a total purchase price, including transaction costs, of $84.9 million, net of cash acquired of $5.3 million. The total purchase price was satisfied by cash payments of $66.6 million and the obligation to pay $18.3 million, which bears interest at the six month London Interbank Offered Rate ("LIBOR"), upon the exercise of either the put or call option described below. Under the terms of the agreements, the Company acquired a 51% equity and voting interest in The Maryland Jockey Club of Baltimore City, Inc., the owner of Pimlico Race Course, a 51% voting interest and a 58% equity interest on a fully diluted basis in Laurel Racing Assoc., Inc., the general partner and manager of Laurel Racing Association Limited Partnership ("LRALP"), the owner of Laurel Park, and the entire limited partnership interest in LRALP. The Company also purchased options from the De Francis family to buy their remaining voting and equity interests in MJC, which represent all of the minority interests, at any time during the period starting 48 months and ending 60 months after the closing of the transaction. The Company has also granted the De Francis family the option to sell such interests to the Company at any time during the first five years after the closing. In consideration for these options, the Company paid $18.4 million on closing and an additional $18.3 million, plus interest at the six month LIBOR, will be paid on exercise of the options. The put and call options are viewed, for accounting purposes, on a combined basis with the minority interest and accounted for as a financing of the Company's purchase of such minority interest. Accordingly, the Company has consolidated 100% of the operations of MJC from the date of acquisition. Pimlico Race Course, the home of the Preakness Stakes®, the middle jewel in thoroughbred racing's Triple Crown, and Laurel Park, are located in the Baltimore, Maryland area.

The purchase price of these acquisitions has been allocated to the assets and liabilities acquired as follows:

	Lone Star Park at Grand Prairie	The Maryland Jockey Club	Other	Total
Non-cash working capital deficit	$ (4,087)	$ (12,159)	$ (384)	$ (16,630)
Real estate properties and fixed assets	64,010	70,458	393	134,861
Other assets	34,797	96,832	585	132,214
Debt due within one year	(62)	(1,041)	-	(1,103)
Long-term debt	(15,563)	(25,489)	-	(41,052)
Future taxes	-	(43,674)	-	(43,674)
Net assets acquired and total purchase price, net of cash acquired	$ 79,095	$ 84,927	$ 594	$ 164,616
The purchase consideration for these acquisitions is as follows:				
Cash	$ 79,095	$ 66,615	$ 594	$ 146,304
Issuance of long-term debt (note 11)	-	18,312	-	18,312
	$ 79,095	$ 84,927	$ 594	$ 164,616

[c] Acquisitions in the year ended December 31, 2001

The following acquisitions were accounted for using the purchase method:

MEC Pennsylvania

On April 5, 2001, the Company completed the acquisition of Ladbroke Racing Pennsylvania, Inc. and Sport Broadcasting, Inc. (collectively the "Ladbroke Companies" or "MEC Pennsylvania") for a total purchase price, including transaction costs, of $46.6 million, net of cash acquired of $7.0 million. The total purchase price was satisfied by cash payments of $20.1 million, the issuance of two promissory notes totaling $13.25 million which bear interest at 6% per annum, with the first note in the amount of $6,625,000 maturing on the first anniversary of the closing date and the second note in the amount of $6,625,000 maturing on the second anniversary of the closing date and by the issuance of 3,178,297 shares of Class A Subordinate Voting Stock. The Ladbroke Companies include account wagering operations, The Meadows harness racetrack and four off-track betting facilities located around the Pittsburgh, Pennsylvania area.

Multnomah Greyhound Park

On October 26, 2001, the Company acquired all the outstanding capital stock of MKC Acquisition Co., operating as Multnomah Greyhound Park, for a total purchase price, including transaction costs, of $5.9 million, net of cash acquired of $0.3 million. Of the total purchase price, $3.9 million was paid in cash and the balance of $2.0 million through the issuance of 330,962 shares of Class A Subordinate Voting Stock. Multnomah Greyhound Park is located in Portland, Oregon and operates a greyhound dog racing and pari-mutuel horse wagering business.

The purchase price of these acquisitions has been allocated to the assets and liabilities acquired as follows:

	MEC Pennsylvania	Multnomah Greyhound Park	Total
Non-cash working capital deficit	$ (6,514)	$ (292)	$ (6,806)
Real estate properties and fixed assets	19,947	292	20,239
Other assets	60,587	5,910	66,497
Future taxes	(27,448)	(31)	(27,479)
Net assets acquired and total purchase price, net of cash acquired	$ 46,572	$ 5,879	$ 52,451
The purchase consideration for these acquisitions is as follows:			
Cash	$ 20,072	$ 3,879	$ 23,951
Issuance of two promissory notes	13,250	-	13,250
Issuance of Class A Subordinate Voting Stock	13,250	2,000	15,250
	$ 46,572	$ 5,879	$ 52,451

[d] Pro-forma Impact

If the acquisitions completed during the years ended December 31, 2003 and 2002 had occurred on January 1, 2002, the Company's unaudited pro-forma revenue would have been $716.3 million and $732.3 million for the years ended December 31, 2003 and 2002, respectively, unaudited pro-forma net loss would have been $105.1 million and $9.4 million for the years ended December 31, 2003 and 2002, respectively, and unaudited pro-forma basic and diluted loss per share would have been $0.98 and $0.09 for the years ended December 31, 2003 and 2002, respectively.

4. WRITE-DOWN OF LONG-LIVED AND INTANGIBLE ASSETS

The Company's long-lived assets and racing licenses were tested for impairment after completion of the Company's annual business planning process. In 2003, the Company experienced lower average daily attendance at certain of its racetracks which resulted in decreased on-track wagering activity. Also contributing to the decline in on-track wagering activity was a generally weaker United States economy and severe weather experienced in the year, particularly in the northeast region of the United States where several of the Company's facilities are located, which resulted in live race day and simulcast signal cancellations. As a result of these factors, operating profits and cash flows were lower than expected in 2003. In addition, one of the Company's racetracks operates under a lease, which will expire on December 31, 2004. Given the uncertainty of renewal of this lease and based on the 2003 operating results of certain other racetracks, the earnings forecasts for certain of the Company's racetracks were revised.

The fair value of the racetracks was determined using the discounted cash flow method, including a probability-weighted approach in considering the likelihood of possible outcomes. It also includes the estimated future cash flows associated with the racing licenses and long-lived assets directly associated with, and expected to arise as a direct result of, the use and disposition of those assets. The fair value determined was then compared to the carrying value of the racing licenses and long-lived assets in order to determine the amount of the impairment. The long-lived assets consist of fixed assets and real estate properties.

As a result of the assets' carrying value exceeding their fair value at seven of its racetracks, the Company recognized a non-cash impairment charge of $3.9 million related to its long-lived assets, which has been allocated to fixed assets, and a non-cash impairment charge of $130.9 million related to racing licenses and other intangible assets in 2003. In 2002, the Company recognized a non-cash impairment charge of $14.7 million related to its long-lived assets, which was allocated to fixed assets and real estate properties on a pro-rata basis using the relative carrying values of the assets, and a non-cash impairment charge of $2.8 million related to racing licenses at two racetracks.

5. WRITE-DOWN OF EXCESS REAL ESTATE

In November 2002, the Company entered into an agreement with the East Bay Regional Park District, a California Special District, to sell approximately 16 acres of excess real estate located at Golden Gate Fields in Berkeley, California. The carrying value of the property, prior to entering into the agreement, was $14.3 million which was based on an allocation of the purchase price for the Golden Gate Fields acquisition in 1999. In 2002, the Company recorded a non-cash write-down of this real estate which resulted in a loss before income taxes and a loss after income taxes of $5.8 million and $2.4 million, respectively. In December 2003, the Company completed the transaction for consideration of $8.5 million and recorded the proceeds in non-wagering revenues and the cost of the excess real estate in operating costs. There was no gain or loss on this transaction in 2003.

6. REAL ESTATE PROPERTIES

Real estate properties consist of:	December 31,	
	2003	2002
Revenue-producing racing real estate		
Cost		
Land and improvements	**$ 210,859**	$ 207,338
Buildings	**253,619**	222,661
Construction in progress	**101,216**	55,742
	565,694	485,741
Accumulated depreciation		
Buildings	**(36,454)**	(19,298)
Revenue-producing racing real estate, net	**529,240**	466,443
Excess racing real estate	**97,201**	100,285
Development real estate		
Cost		
Land and improvements	**60,089**	41,008
Construction in progress	**62,441**	30,376
Development real estate	**122,530**	71,384
Revenue-producing non-racing real estate		
Cost		
Land and improvements	**35,236**	29,186
Buildings	**53,939**	45,041
	89,175	74,227
Accumulated depreciation		
Buildings	**(8,621)**	(5,720)
Revenue-producing non-racing real estate, net	**80,554**	68,507
Non-core real estate		
Land and improvements	**9,247**	10,746
Buildings	**1,866**	1,542
	11,113	12,288
Accumulated depreciation		
Buildings	**(1,768)**	(1,461)
Non-core real estate, net	**9,345**	10,827
	$ 838,870	$ 717,446

The classifications of properties above represent the Company's current intentions with respect to future use (e.g. development or sale).

7. FIXED ASSETS

Fixed assets consist of:

	December 31, 2003	2002
Revenue-producing racing fixed assets		
Cost		
Machinery and equipment	$ 51,437	$ 43,957
Furniture and fixtures	10,964	11,752
	62,401	55,709
Accumulated depreciation		
Machinery and equipment	(30,172)	(23,408)
Furniture and fixtures	(6,530)	(3,380)
Revenue-producing racing fixed assets, net	25,699	28,921
Revenue-producing non-racing fixed assets		
Cost		
Machinery and equipment	4,456	3,835
Furniture and fixtures	7,418	6,240
	11,874	10,075
Accumulated depreciation		
Machinery and equipment	(2,819)	(2,054)
Furniture and fixtures	(3,399)	(2,258)
Revenue-producing non-racing fixed assets, net	5,656	5,763
	$ 31,355	$ 34,684

8. OTHER ASSETS

Other assets consist of:

	December 31, 2003	2002
Racing licenses		
Balance, beginning of the year	$ 293,986	$ 170,355
Adjustment to purchase price allocation for Multnomah Greyhound Park	-	(3,692)
Acquired during the year (note 3)	55,491	130,076
Write-down of racing licenses (note 4)	(125,783)	(2,753)
Foreign currency impact on racing licenses (i)	12,404	-
Balance, end of year	236,098	293,986
Receivable from Ontario Racing Inc. (note 3)	-	23,726
Long-term receivables and other	7,738	10,639
Equity investments	4,593	-
Goodwill, net	748	1,354
	$ 249,177	$ 329,705

(i) The strengthening of the Canadian dollar against the U.S. dollar resulted in an increase in the carrying value of the racing license with respect to Flamboro Downs.

9. INCOME TAXES

[a] The provision for income taxes differs from the expense that would be obtained by applying the United States federal statutory rate as a result of the following:

	Years ended December 31, 2003	2002	2001
Expected provision:			
Federal statutory income tax rate (35%)	$ (57,209)	$ (8,046)	$ 7,985
State income tax, net of federal benefit	(6,223)	490	571
Tax losses not benefited (utilized)	(1,082)	(1,064)	262
Foreign rate differentials	80	60	546
Increase in enacted income tax rates	3,721	-	-
Other	2,357	(35)	(15)
Income tax provision (benefit)	$ (58,356)	$ (8,595)	$ 9,349

At December 31, 2003, the Company had United States and Canadian federal and Austrian income tax loss carry-forwards totaling approximately $50.1 million. Of the $50.1 million in loss carry-forwards at December 31, 2003, $6.7 million have no expiration date and the remainder expire as follows:

Years:	
2008 to 2010	$ 5,300
2012 to 2018	4,800
2020 to 2022	33,300
	$43,400

There are annual limitations on the utilization of certain loss carry-forwards subject to expiration.

The Company also has U.S. state income tax loss carry-forwards available.

[b] The details of income (loss) before income taxes by jurisdiction are as follows:

	Years ended December 31,		
	2003	2002	2001
United States	**$(170,521)**	$(25,811)	$ (203)
Foreign	**7,068**	2,821	23,016
	$(163,453)	$(22,990)	$ 22,813

[c] The details of the income tax provision (benefit) are as follows:

	Years ended December 31,		
	2003	2002	2001
Current provision			
United States	**$ 968**	$ 2,578	$ 1,550
Foreign	**4,482**	(1,764)	717
	5,450	814	2,267
Future provision			
United States	**(63,661)**	(10,893)	(531)
Foreign	**(145)**	1,484	7,613
	(63,806)	(9,409)	7,082
	$ (58,356)	$ (8,595)	$ 9,349

[d] Future income taxes have been provided on temporary differences, which consist of the following:

	Years ended December 31,		
	2003	2002	2001
Tax deferral on sale of real estate	**$ 2,536**	$ 439	$ 10,448
Amortization of purchase accounting fair value increments, for tax purposes in excess of book (book in excess of tax)	**1,901**	946	(2,732)
Tax gain in excess of book gain on disposal of real estate property	**(6,403)**	(426)	(2,382)
Tax benefit of charitable contribution carry-forward	**(269)**	(1,236)	-
Tax benefit of loss carry-forwards	**(10,932)**	(170)	(205)
Utilization of loss carry-forwards	**385**	-	1,200
Taxable fee revenue in excess of book	**(1,305)**	(1,712)	-
Write-down of assets for book purposes	**(53,194)**	(6,123)	-
Reduction in valuation allowance	**(920)**	(1,721)	(8)
Increase in enacted income tax rates	**3,721**	-	-
Other	**674**	594	761
	$ (63,806)	$ (9,409)	$ 7,082

[e] Future tax assets and liabilities at December 31, 2003 consist of the following temporary differences:

	December 31, 2003	2002
Assets		
Real estate properties tax value in excess of book value	**$ 23,145**	$ 17,951
Tax benefit of loss carry-forwards		
Pre-acquisition	**4,803**	4,233
Post-acquisition	**12,871**	1,939
Tax benefit of charitable contribution carry-forward	**1,505**	1,236
Benefit of various tax credit carry-forwards	**2,628**	2,586
	44,952	27,945
Valuation allowance		
Valuation allowance against tax basis of loss carry-forwards		
Pre-acquisition	**(4,019)**	(4,233)
Post-acquisition	**(909)**	(1,359)
Valuation allowance against tax basis of real estate properties in excess of book value	**(9,994)**	(10,250)
Future tax assets	**$ 30,030**	$ 12,103
Liabilities		
Real estate properties book basis in excess of tax basis	**$ 70,993**	$ 65,697
Other assets book basis in excess of tax basis	**56,232**	94,362
Other	**3,002**	132
Future tax liabilities	**$ 130,227**	$ 160,191

[f] Income taxes paid in cash were $5.7 million for the year ended December 31, 2003 (for the year ended December 31, 2002 - $5.0 million; for the year ended December 31, 2001 - $6.7 million).

10. BANK INDEBTEDNESS

[a] The Company has a senior revolving credit facility in the amount of $50.0 million. The credit facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes. Loans under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain subsidiaries of the Company which own and operate Golden Gate Fields, Gulfstream Park and Santa Anita Park and operate Bay Meadows. At December 31, 2003, the Company had no borrowings under the facility (2002 - $49.5 million) and had issued letters of credit totaling $21.6 million (2002 - $20.0 million) under the credit facility, such that $28.4 million was unused and available. The credit facility expires on October 8, 2004, unless extended with the consent of both parties.

The loans under the credit facility bear interest at either the U.S. Base rate or LIBOR plus a margin based on the Company's ratio of debt to earnings before interest, taxes, depreciation and amortization. The weighted average interest rate on the loans outstanding under the credit facility as at December 31, 2002 was 4.0%.

[b] At December 31, 2003, a subsidiary of the Company had borrowed $6.7 million under a $10.0 million revolving credit loan facility to fund capital expenditures. The indebtedness under the facility is secured by deeds of trust on land, buildings and improvements and security interests in all other assets of the subsidiary and certain affiliates of The Maryland Jockey Club. The advances under the facility bear interest at either the U.S. Prime rate or LIBOR plus 2.6%. The annual interest rate on December 31, 2003 applicable to the advances then outstanding was 3.7%.

[c] At December 31, 2003, the Company has unused and available operating lines of credit totaling $31.7 million, which are secured by a guarantee and the assets of certain subsidiaries.

11. DEBT AND COMMITMENTS

[a] The Company's long-term debt consists of the following:

	December 31, 2003	December 31, 2002
Term loan facility, bearing interest at LIBOR plus 2.2% per annum (3.3% at December 31, 2003, note 15(c)) with a maturity date of November 30, 2004, secured by a deed of trust against Santa Anita Park racetrack and related real estate. At December 31, 2003, the term loan is fully drawn and is repayable in monthly principal amounts of $350 thousand until maturity.	**$ 51,100**	$ 55,650
Promissory note denominated in Canadian dollars bearing interest at the five-year Government of Canada benchmark bank bond rate plus 1.5% per annum, with a maturity date of June 30, 2007. The interest rate is not to be less than 6.0% per annum and cannot exceed 7.0% per annum (6.0% at December 31, 2003). The note is secured by two first mortgages and a debenture against Flamboro Downs racetrack and related real estate. The promissory note is repayable in annual installments of $1.9 million (Cdn. $2.5 million) with the remaining amount due upon maturity (note 3).	**38,135**	-
Term loan facility of 15 million Euros, bearing interest at 4.0% per annum with a maturity date of February 9, 2007, secured by a pledge of land and a guarantee by the Company.	**18,887**	-
Term loan facilities, bearing interest at either the U.S. Prime rate or LIBOR plus 2.6% per annum (3.7% at December 31, 2003) until December 1, 2008, with a maturity date of December 1, 2013. On December 1, 2008, the interest rate is reset to the market rate for a United States Treasury security of an equivalent term plus 2.6%. The term loans are repayable in quarterly principal and interest payments. The loans are secured by deeds of trust on land, buildings and improvements and security interests in all other assets of certain entities of The Maryland Jockey Club.	**18,744**	19,632
Obligation to pay $18.3 million on exercise of either the put or call option for the remaining minority interest in The Maryland Jockey Club, bearing interest at the 6 month LIBOR (1.3% at December 31, 2003) (note 3).	**18,312**	18,312
Capital lease (imputed interest rate of 8.5%) maturing April 1, 2027, secured by buildings and improvements at Lone Star Park at Grand Prairie.	**15,521**	15,522
Bank term line of credit denominated in Euros, bearing interest at EURIBOR plus 0.625% per annum (2.8% at December 31, 2003). The term line of credit is repayable in annual installments of $3.7 million (Euros 2.9 million) due in July 2005. The Company has provided two first mortgages on real estate properties as security for this facility.	**7,328**	9,077
Promissory note bearing interest at 6.0% per annum, repaid in April 2003.	**-**	6,625
Term loan facility, bearing interest at 7.0% per annum until June 7, 2007, with a maturity date of June 7, 2017. On June 7, 2007 and June 7, 2012, the interest rate is reset to the market rate for a United States Treasury security of an equivalent term plus 2.6%. The term loan is repayable in quarterly principal and interest payments. The term loan is callable on December 31, 2006 or December 31, 2011. The loan is secured by a deed of trust on land, buildings and improvements and security interests in all other assets of certain entities of The Maryland Jockey Club.	**4,712**	4,907
Obligation to pay $5.5 million Canadian with respect to the extension of the Flamboro Downs' agreement with the OLGC regarding the slot facility, bearing interest at the five-year Government of Canada benchmark bank bond rate plus 1.5% per annum. The interest rate is not to be less than 6.0% per annum and cannot exceed 7.0% per annum (6.0% at December 31, 2003) (note 3).	**4,264**	-
Unsecured promissory note bearing interest at 6.1% per annum, with a maturity date of September 14, 2005.	**2,500**	2,500
Other loans to various subsidiaries from various banks, and city governments, including equipment loans and a term loan, with interest rates ranging from 4.0% to 9.0%.	**571**	625
	180,074	132,850
Less due within one year	**58,048**	15,049
	$ 122,026	$ 117,801

The Company is in compliance with all of its debt agreements and related financial covenants.

The overall weighted average interest rate on long-term debt at December 31, 2003 was 5.4% (for the year ended December 31, 2002 - 5.7%; for the year ended December 31, 2001 - 5.9%).

[b] Future principal repayments on long-term debt at December 31, 2003 are as follows:

2004	$ 58,048
2005	11,662
2006	21,674
2007	52,845
2008	1,760
Thereafter	34,085
	$ 180,074

[c] Included within the above schedule of future principal repayments of long-term debt (note 11[b]) is an obligation under a capital lease. Future minimum lease payments under the capital lease in effect at December 31, 2003 are as follows:

2004	$ 1,320
2005	1,320
2006	1,320
2007	1,452
2008	1,452
Thereafter	31,416
Total payments	38,280
Less: capital lease minimum payments representing interest	22,759
Present value of lease payments	$ 15,521

[d] Interest expense and interest income include:

	Years ended December 31,		
	2003	2002	2001
Interest cost, gross	**$ 22,523**	$ 7,099	$ 6,930
Less: Interest capitalized	**7,281**	2,726	1,657
Interest expense	**15,242**	4,373	5,273
Interest income	**(1,622)**	(3,664)	(2,591)
Interest expense, net	**$ 13,620**	$ 709	$ 2,682

Interest capitalized relates to real estate properties under development.

Interest paid in cash for the year ended December 31, 2003 was $19.9 million (for the year ended December 31, 2002 - $6.7 million; for the year ended December 31, 2001 - $7.4 million).

12. CONVERTIBLE SUBORDINATED NOTES

[a] 8.55% Convertible Subordinated Notes

In June 2003, the Company issued $150.0 million of 8.55% convertible subordinated notes which mature on June 15, 2010. The unsecured notes are convertible at any time at the option of the holders into shares of Class A Subordinate Voting Stock at a conversion price of $7.05 per share. The conversion price may be adjusted under certain circumstances. The notes are redeemable in whole or in part, at the Company's option, on or after June 2, 2006, at the principal amount plus accrued and unpaid interest, provided that, in connection with any redemption occurring on or after June 2, 2006 and before June 2, 2008, the closing price of the Class A Subordinate Voting Stock has exceeded 125% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the trading day prior to mailing of the notice of redemption. At December 31, 2003, all the notes remained outstanding.

The Company incurred issue expenses of $5.0 million, which have been recorded as a reduction of the outstanding notes balance. The notes balance will be accreted to its face value over the term to maturity.

[b] 7.25% Convertible Subordinated Notes

In December 2002, the Company issued $75.0 million of 7.25% convertible subordinated notes which mature on December 15, 2009. The unsecured notes are convertible at any time at the option of the holders into shares of Class A Subordinate Voting Stock at a conversion price of $8.50 per share. The conversion price may be adjusted under certain circumstances. The notes are redeemable in whole or in part, at the Company's option, on or after December 21, 2005, at the principal amount plus accrued and unpaid interest, provided that, in connection with any redemption occurring on or after December 21, 2005 and before December 15, 2007, the closing price of the Class A Subordinate Voting Stock has exceeded 125% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the trading day prior to mailing of the notice of redemption. At December 31, 2003, all the notes remained outstanding.

The Company incurred issue expenses of $2.8 million, which have been recorded as a reduction of the outstanding notes balance. The notes balance will be accreted to its face value over the term to maturity.

13. CAPITAL STOCK

[a] The Company's authorized, issued and outstanding capital stock is as follows:

Class A Subordinate Voting Stock with a par value of $0.01 per share [authorized – 310,000,000] have the following attributes:

[i] Each share is entitled to one vote per share at all meetings of stockholders.

[ii] Each share shall participate equally as to dividends with each share of Class B Stock.

Class B Stock with a par value of $0.01 per share [authorized – 90,000,000] have the following attributes:

[i] Each share is entitled to 20 votes per share at all meetings of stockholders.

[ii] Each share shall participate equally as to dividends with each share of Class A Subordinate Voting Stock.

[iii] Each share may be converted at any time into a fully-paid share of Class A Subordinate Voting Stock.

In the event that the Class A Subordinate Voting Stock or Class B Stock are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

[b] Changes in the Class A Subordinate Voting Stock, Class B Stock and Exchangeable Shares for the years ended December 31, 2003, 2002 and 2001 are shown in the following table (number of shares in the following table are expressed in whole numbers and have not been rounded to the nearest thousand):

	Class A Subordinate Voting Stock		Exchangeable Shares		Class B Stock		Total	
	Number of shares	Stated value	Number of shares	Stated value	Number of shares	Stated value	Number of shares	Stated value
Issued and outstanding at December 31, 2000	14,192,147	$ 100,770	7,807,431	$ 57,937	58,466,056	$ 394,094	80,465,634	$ 552,801
Conversion of Exchangeable Shares to Class A Subordinate Voting Stock	5,544,059	41,137	(5,544,059)	(41,137)	-	-	-	-
Issued on acquisition of subsidiaries	3,509,259	15,250	-	-	-	-	3,509,259	15,250
Issued under the Long-term Incentive Plan	78,094	476	-	-	-	-	78,094	476
Issued and outstanding at December 31, 2001	23,323,559	157,633	2,263,372	16,800	58,466,056	394,094	84,052,987	568,527
Issued on completion of public offering (i)	23,000,000	142,084	-	-	-	-	23,000,000	142,084
Conversion of Exchangeable Shares to Class A Subordinate Voting Stock (ii)	2,263,372	16,800	(2,263,372)	(16,800)	-	-	-	-
Issued on exercise of Stock Options	18,000	87	-	-	-	-	18,000	87
Issued under the Long-term Incentive Plan	42,900	251	-	-	-	-	42,900	251
Issued and outstanding at December 31, 2002	48,647,831	316,855	-	-	58,466,056	394,094	107,113,887	710,949
Issued on exercise of Stock Options	6,000	29	-	-	-	-	6,000	29
Issued under the Long-term Incentive Plan	25,965	144	-	-	-	-	25,965	144
Issued and outstanding at December 31, 2003	**48,679,796**	**$317,028**	**-**	**$ -**	**58,466,056**	**$394,094**	**107,145,852**	**$711,122**

(i) On April 10, 2002, the Company completed a public offering of 23 million shares of its Class A Subordinate Voting Stock, at a price to the public of $6.65 per share, or Cdn. $10.60 per share in Canada. Expenses of the issue of approximately $10.9 million have been netted against the cash proceeds.

(ii) On December 30, 2002, MEC Holdings (Canada) Inc. called for redemption all remaining outstanding Exchangeable Shares not held by the Company. The redemption call purchase price was satisfied in full upon delivery by the Company to each holder of outstanding Exchangeable Shares of one share of the Company's Class A Subordinate Voting Stock for each Exchangeable Share held.

[c] The following table is a summary of the elements used in calculating basic and diluted earnings (loss) per share (number of shares in the following table are expressed in whole numbers and have not been rounded to the nearest thousand):

	Years ended December 31,		
	2003	2002	2001
Net income (loss)	**$ (105,097)**	$ (14,395)	$ 13,464
Weighted average shares outstanding	**107,143,107**	100,674,267	82,930,007
Net effect of dilutive instruments(i)	**-**	-	311,967
Diluted weighted average shares outstanding	**107,143,107**	100,674,267	83,241,974
Earnings (loss) per Share:			
Basic	**$ (0.98)**	$ (0.14)	$ 0.16
Diluted	**$ (0.98)**	$ (0.14)	$ 0.16

(i) As a result of the net loss for the years ended December 31, 2003 and 2002, there is no dilutive effect of the stock options and convertible subordinated notes.

14. CURRENCY TRANSLATION ADJUSTMENT

Unrealized translation adjustments arise on the translation to U.S. dollars of assets and liabilities of the Company's self-sustaining foreign operations. During the year ended December 31, 2003, the Company incurred unrealized currency translation gains of $40.5 million, primarily from the strengthening of the Euro and the Canadian dollar against the U.S. dollar (an unrealized gain of $16.3 million for the year ended December 31, 2002; an unrealized loss of $9.1 million for the year ended December 31, 2001).

15. FINANCIAL INSTRUMENTS

[a] Fair Value

The methods and assumptions used to estimate the fair value of financial instruments are described below. Management has estimated the fair value of its financial instruments using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

Cash and cash equivalents, accounts receivable, income taxes receivable, bank indebtedness, accounts payable, customer deposits and accrued liabilities

Due to the short period to maturity of these instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair value.

Long-term Debt and Convertible Subordinated Notes

The fair value of the Company's long-term debt and convertible subordinated notes is estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of arrangements. Based on current rates for debt with similar terms and maturities, the fair values of the Company's long-term debt and convertible subordinated notes are not materially different from their carrying values.

[b] Credit Risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable.

Cash and cash equivalents, which consist of short-term investments, including commercial paper, are only invested in entities with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any one government or corporation.

The Company, in the normal course of business, settles wagers for other racetracks and is thereby exposed to credit risk. However, these receivables are generally not a significant portion of the Company's total assets and are comprised of a large number of accounts.

[c] Interest Rate Risk

The Company utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on variable rate debt.

During the year ended December 31, 2002, the Company entered into an interest rate swap contract with a major financial institution. Under the terms of the contract, the Company receives a LIBOR based variable interest rate and pays a fixed rate of 6.0% on a notional amount of $51.1 million as at December 31, 2003, reduced by monthly amounts of $350 thousand until maturity. The maturity date of the contract is November 30, 2004.

Generally accepted accounting principles require companies to recognize all of their derivative instruments at fair value. Gains or losses related to changes in fair value of derivative instruments designated as cash flow hedges are recorded in accumulated comprehensive income (loss) if certain hedge criteria are met, and recognized in the statement of operations along with the related results of the hedged item. The Company formally documents, designates and assesses the effectiveness of such transactions.

The Company has designated its interest rate swap contract as a cash flow hedge of anticipated interest payments under its variable rate debt agreement. Accordingly, gains and losses on the swap that are recorded in accumulated comprehensive income (loss) will be recorded in net income as net interest expense in the periods in which the related variable interest is paid.

The Company's interest rate swap is a payable of approximately $1.2 million at December 31, 2003 ($2.2 million - December 31, 2002), using current interest rates.

The Company expects to reclassify approximately $1.2 million before income taxes, or $0.7 million after income taxes, of the amount included in accumulated comprehensive income (loss) as of December 31, 2003, into net interest expense over the period to the maturity date of the contract.

Otherwise, the Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

16. SEGMENT INFORMATION

Operating Segments

The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company has two operating segments: racing operations and real estate and other operations. The racing segment includes the operation or management of twelve thoroughbred racetracks, two standardbred racetracks, one racetrack that runs both thoroughbred and standardbred meets, one greyhound track and three thoroughbred training centers. In addition, the racing segment includes off-track betting ("OTB") facilities, XpressBet™, a national Internet and telephone account wagering business, HorseRacing TV™, a 24-hour horse racing television network and a 30% equity investment in AmTote International, Inc. The real estate and other operations segment includes the operation of two golf courses and related facilities, residential housing developments adjacent to our golf courses and other real estate holdings.

The accounting policies of each segment are the same as those described in note 1 to these consolidated financial statements. The following summary presents key information by operating segment.

Year ended December 31, 2003	Racing Operations	Real Estate and Other Operations	Total
Revenues	**$ 687,165**	**$ 21,770**	**$ 708,935**
Loss before income taxes	**(161,162)**	**(2,291)**	**(163,453)**
Real estate properties and fixed asset additions	**102,940**	**3,018**	**105,958**
Real estate properties, fixed and other assets, net	**1,007,214**	**112,188**	**1,119,402**
Current assets			**173,508**
Future tax assets			**30,030**
Total assets			**$1,322,940**

Year ended December 31, 2002	Racing Operations	Real Estate and Other Operations	Total
Revenues	$ 522,621	$ 26,600	$ 549,221
Loss before income taxes	(22,903)	(87)	(22,990)
Real estate properties and fixed asset additions	96,746	10,419	107,165
Real estate properties, fixed and other assets, net	980,720	101,115	1,081,835
Current assets			162,867
Future tax assets			12,103
Total assets			$ 1,256,805

Year ended December 31, 2001	Racing Operations	Real Estate and Other Operations	Total
Revenues	$ 459,411	$ 59,650	$ 519,061
Income before income taxes	1,308	21,505	22,813
Real estate properties and fixed asset additions	24,343	14,519	38,862
Real estate properties, fixed and other assets, net	611,798	142,544	754,342
Current assets			96,257
Future tax assets			7,174
Total assets			$ 857,773

Geographic Segments

Revenues by geographic segment of the Company are as follows:

	Years ended December 31, 2003	2002	2001
United States	**$ 670,352**	$ 530,544	$ 463,958
Canada	**28,943**	7,718	3,393
Europe	**9,640**	10,959	51,710
	$ 708,935	$ 549,221	$ 519,061

Real estate properties, fixed and other assets, net of accumulated depreciation and amortization, by geographic segment are as follows:

	Years ended December 31, 2003	2002	2001
United States	**$ 826,495**	$ 914,834	$ 629,029
Canada	**152,809**	77,090	59,201
Europe	**140,098**	89,911	66,112
	$1,119,402	$ 1,081,835	$ 754,342

17. TRANSACTIONS WITH RELATED PARTIES

[a] On August 19, 2003, the shareholders of the Company's former parent company, Magna International Inc. ("Magna"), approved the spin-off to its shareholders of its wholly-owned subsidiary, MI Developments Inc. ("MID"). As a result of the spin-off transaction, which was effected on September 2, 2003, MID has acquired Magna's controlling interest in the Company. The Company and MID operate as separate public companies each having its own board of directors and management team.

[b] During the year ended December 31, 2002, the Company sold certain non-core real estate properties located in Canada, the United States and Europe to affiliates of Magna for total proceeds of $42.4 million, for use in their automotive business. The gain on the sale of the properties of approximately $10.0 million, net of tax, is reported as a contribution to equity.

During the year ended December 31, 2001, the Company sold certain non-core real estate properties located in Milton, Ontario to Magna, for use in its automotive business, for total proceeds of approximately $12.4 million. The gain on the sale of the properties of approximately $6.0 million, net of tax, is reported as a contribution to equity.

[c] During the year ended December 31, 2001, the Company entered into an access agreement with Magna for its use of the golf course and the clubhouse meeting, dining and other facilities in Aurora, Ontario. The agreement, which expired on December 31, 2003, stipulated an annual fee of $3.9 million (Cdn. $5.0 million). During the years ended December 31, 2003, 2002 and 2001, $3.2 million, $2.6 million and $2.7 million, respectively, have been recognized in real estate and other revenue related to this agreement.

[d] Development real estate includes $8.3 million which represents the book value of the remaining Aurora lands transferred to the Company by Magna under a conditional sale agreement. The conditional sale agreement is subject to the successful severance of the affected properties. If severance is not obtained within a specified period such that Magna retains ownership of the Aurora lands, Magna must return $8.3 million to the Company with interest. Prior to completion of the conditional sale, the property is being leased by the Company from Magna for a nominal amount.

[e] Effective March 1, 1999, the Company began charging Magna an access fee for its use of the golf course and related facilities in Oberwaltersdorf, Austria. The agreement, which expires on March 1, 2004, unless renewed by mutual agreement of the parties, stipulates a yearly fee amounting to $3.1 million (Euros 2.5 million). During the years ended December 31, 2003, 2002 and 2001, $3.1 million, $2.4 million and $2.2 million, respectively, have been recognized in real estate and other revenue related to this fee.

The Company has granted Magna a right of first refusal to purchase the Company's two golf courses.

[f] One of the Company's subsidiaries has been named as a defendant in a class action brought in a United States District Court by various plaintiffs. The plaintiffs in this action claim unspecified compensatory and punitive damages, for restitution and disgorgement of profits, all in relation to forced labor performed by the plaintiffs for such subsidiary and certain other Austrian and German corporate defendants at their facilities in Europe during World War II and certain property right claims. As a result of a reorganization in prior years, the Company acquired the shares of such subsidiary. Under Austrian law, such subsidiary would be jointly and severally liable for the damages awarded in respect of these class action claims. An Austrian subsidiary of Magna has agreed to indemnify such subsidiary for any damages or expenses associated with this case.

[g] A subsidiary of Magna has agreed to indemnify the Company in respect of environmental remediation costs and expenses relating to existing conditions at certain of the Company's Austrian real estate properties.

[h] During the year ended December 31, 2003, the Company paid $2.8 million of rent for totalisator equipment and fees for totalisator services to AmTote, a company in which the Company has a 30% equity interest (note 3).

18. COMMITMENTS AND CONTINGENCIES

[a] The Company generates a substantial amount of its revenues from wagering activities and, therefore, it is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

[b] In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

[c] The Company also has letters of credit issued with various financial institutions of $5.3 million to guarantee various construction projects related to activity of the Company. These letters of credit are secured by cash deposits of the Company.

[d] The Company has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licenses and permits at certain racetracks and to guarantee various construction projects related to activity of its subsidiaries. As of December 31, 2003, these indemnities amounted to $8.8 million with expiration dates through 2004.

[e] At December 31, 2003, the Company had commitments under operating leases requiring minimum annual rental payments for the years ending December 31 as follows:

2004	$ 7,029
2005	2,121
2006	1,312
2007	427
2008	423
Thereafter	1,780
	$13,092

Commitments under operating leases do not include contingent rental payments.

For the year ended December 31, 2003, payments under these operating leases amounted to approximately $8.4 million (for the year ended December 31, 2002 - $3.8 million; for the year ended December 31, 2001 - $3.6 million). The Company also rents or leases certain totalisator equipment and services, for which the annual payments are contingent upon handle, live race days and other factors. The Company's rent expense relating to the totalisator equipment and services was $6.5 million for the year ended December 31, 2003 (for the year ended December 31, 2002 - $4.7 million; for the year ended December 31, 2001 - $4.1 million).

The Company occupies land for the Remington Park racing facility under an operating lease that extends through 2013. The lease also contains options to renew for five 10-year periods after the initial term. The Company is obligated to pay rent based on minimum annual rental payments ranging from $111 thousand to $133 thousand plus one-half of one percent of the wagers made at the track in excess of $187 million during the racing season. The percentage rent was not applicable for the year ended December 31, 2003.

The Bay Meadows lease expires on December 31, 2004. Although the Company intends to seek an extension beyond the end of 2004, as it has done successfully in each of the past two years, the Company is exploring alternative venues, including vacant land that has been purchased in Dixon, California for future development. This project, which is still in the early stages of planning, is subject to regulatory and other approvals. At this time, the Company is uncertain as to the likelihood of renewing the Bay Meadows lease beyond December 31, 2004 or the terms upon which such renewal may be achieved. If this lease is not renewed on comparable terms or at all, or an alternative venue is not arranged, the Company's operating results would be materially adversely affected.

In June 2003, the Company purchased an approximately 22% interest in the real property upon which Portland Meadows is located, and also purchased the long-term rights to operate the facility pursuant to an operating lease. The operating lease requires the Company to pay rent equal to one percent of the wagers made at the track (including wagers on both live and import races), and also an additional percentage of revenues for other activities as follows: (a) one percent of revenues for horse-related activities, including simulcasting of horse races during the non-live season, (b) five percent of revenues not related to horse racing up to $800 thousand, and (c) three percent of revenues not related to horse racing in excess of $800 thousand. As the owner of an approximately 22% interest in the real property, the Company receives approximately 22% of the rent payments.

[f] In connection with its acquisition of a controlling interest in The Maryland Jockey Club, Maryland Racing, Inc. ("MRI"), a wholly-owned subsidiary of the Company, agreed with the Maryland Racing Commission to spend a minimum of $5.0 million by August 31, 2003, an additional $5.0 million by December 31, 2003, and an additional $5.0 million by June 30, 2004 on capital expenditures and renovations at Pimlico Race Course, Laurel Park, Bowie Training Center and their related facilities and operations. As a result of delays in permitting of several projects related to this commitment, only $4.5 million had been spent by December 31, 2003. In addition, the Company has deposited $2.2 million, and will deposit the remaining $3.3 million, in an escrow account to be applied to future capital expenditures and renovations.

[g] Contractual commitments outstanding at December 31, 2003, which related to construction and development projects, amounted to approximately $30.4 million.

[h] The revenue sharing and operations agreement between The Maryland Jockey Club and the owner of Rosecroft Raceway, which was to expire on March 31, 2004, has been agreed to be extended for an additional 30 days under existing terms and conditions. If this agreement is not further renewed on comparable terms, there may be a material decline in the revenues of The Maryland Jockey Club that could materially adversely affect the Company's operating results. At this time, the Company is uncertain as to the likelihood of a renewal of this agreement on comparable terms.

[i] Although the Company is still considering a major redevelopment of its Gulfstream Park racetrack in Florida (the "Gulfstream Park Redevelopment"), it has deferred a decision on the project at the present time. Should it proceed as currently contemplated, the Gulfstream Park Redevelopment would include a simulcast pavilion, a sports and entertainment arena and a new turf club and grandstand. In addition, there would be significant modifications and enhancements to the racetracks and stable areas. If completed, the Gulfstream Park Redevelopment would require the demolition of a substantial portion of the current buildings and related structures, which include the grandstand and turf club. The aggregate carrying value at December 31, 2003 of the assets that would be demolished if the Gulfstream Park Redevelopment is completed is approximately $21.1 million. If the Company decides to proceed with the Gulfstream Park Redevelopment and obtains the approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. If the Company proceeds, the project would be scheduled to minimize any interference with Gulfstream Park's racing season, however, with a project of this magnitude, there will likely be a temporary disruption of our operations during a racing season and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated at Gulfstream Park during that season.

[j] The Company is also considering a redevelopment of the entire stable area and racetrack surfaces at Laurel Park (the "Laurel Park Redevelopment"). In the event this redevelopment were to proceed as currently contemplated, the Laurel Park Redevelopment would include the construction of new barns, dormitories and grooms' quarters, along with the development of new dirt and turf tracks. The aggregate carrying value at December 31, 2003 of the assets that would be demolished if the Laurel Park Redevelopment is completed is approximately $4.0 million. If the Company decides to proceed with the Laurel Park Redevelopment and obtains the approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. If the Company proceeds, the project would be scheduled to minimize any interference with Laurel Park's racing season, however, with a project of this magnitude, there will likely be a temporary disruption of our operations during a racing season and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated at Laurel Park during that season.

[k] In December 2003, the Company entered into an agreement to sell the real property and buildings of MI Racing Inc. ("Great Lakes Downs") for approximately $4.2 million, which represents the net book value of these assets. The closing of the sale is subject to a number of outstanding conditions including regulatory approval and a leaseback arrangement. In January 2004, the Company formally requested the transfer of the racetrack license to the purchaser. Following the successful transfer of the racetrack license, the Company will enter into a lease arrangement pursuant to which the Company will continue as the facility operator.

[l] The Company continues to explore various means of monetizing or improving the returns from its golf courses in Aurora, Ontario and Oberwaltersdorf, Austria. The Company's objective would be to realize at least the net book values of these properties from any sale, however, should it be unable to do so, the Company would consider extending the current access arrangements. To that end, there have been recent negotiations with Magna, aimed at reaching mutually acceptable terms for the renewal of the access arrangements in respect of these golf courses, which expired on December 31, 2003 and will expire March 1, 2004, respectively. The terms of any sale or extension of the access arrangements will determine whether a write-down of the carrying value of these properties is required. The amount of such write-downs, if any, cannot reasonably be estimated until such terms are finalized. Furthermore, there can be no assurance that the Company will be successful in either concluding a sale of each of the golf courses, or entering into agreements to extend the access arrangements for such courses, on acceptable terms. The aggregate carrying value at December 31, 2003 of these golf course assets is approximately $78.4 million.

19. OTHER LONG-TERM LIABILITIES

Other long-term liabilities is comprised as follows:

	December 31, 2003	2002
Deferred initiation fees and other revenue	**$ 10,445**	$ 5,871
Fair value of interest rate swap (note 15[c])	**1,206**	2,177
Pension liability	**74**	357
	$ 11,725	$ 8,405

Employee Defined Benefit Plans

The Company's Santa Anita Park racetrack has a pension plan that consists of a non-contributory defined benefit retirement plan for year-round employees who are at least 21 years of age, have one or more years of service, and are not covered by collective bargaining agreements. Plan assets consist of a group of annuity contracts with a life insurance company. Plan benefits are based primarily on years of service and qualifying compensation during the final years of employment. Funding requirements comply with federal requirements that are imposed by law.

The net periodic pension cost of the Company for the years ended December 31, 2003, 2002 and 2001 included the following components:

	Years ended December 31, 2003	2002	2001
Components of net periodic pension cost:			
Service cost	**$ 413**	$ 489	$ 361
Interest cost on projected benefit obligation	**647**	679	556
Actual (return) loss on plan assets	**(1,015)**	64	(262)
Net amortization and deferral	**452**	(587)	(331)
Net periodic pension cost	**$ 497**	$ 645	$ 324

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plan:

	Years ended December 31, 2003	2002	2001
Change in benefit obligation:			
Benefit obligation at beginning of year	**$12,237**	$10,790	$ 9,198
Service cost	**413**	489	361
Interest cost	**647**	679	556
Benefits paid	**(540)**	(543)	(582)
Actuarial (gains) losses	**(1,046)**	822	1,257
Benefit obligation at end of year	**11,711**	12,237	10,790
Change in plan assets:			
Fair value of plan assets at beginning of year	**9,062**	9,298	9,142
Actual return (loss) on plan assets	**1,015**	(64)	262
Company contributions	**425**	371	476
Benefits paid	**(540)**	(543)	(582)
Fair value of plan assets at end of year	**9,962**	9,062	9,298
Funded status of plan (underfunded)	**(1,749)**	(3,175)	(1,492)
Unrecognized net loss	**1,675**	2,818	1,410
Net pension liability	**$ (74)**	$ (357)	$ (82)

Assumptions used in determining the funded status of the retirement income plan are as follows:

	Years ended December 31, 2003	2002	2001
Weighted average discount rate	**6.0%**	6.0%	6.25%
Weighted average rate of increase in compensation levels	**5.0%**	5.0%	5.0%
Expected long-term rate of return	**6.0%**	6.0%	7.5%

The measurement date and related assumptions for the funded status of the Company's retirement income plan are as of the end of the year.

The Company also participates in several multi-employer benefit plans on behalf of its employees who are union members. Company contributions to these plans were $5.9 million in the year ended December 31, 2003 and $3.9 million in each of the years ended December 31, 2002 and 2001. The data available from administrators of the multi-employer pension plans is not sufficient to determine the accumulated benefit obligations, nor the net assets attributable to the multi-employer plans in which Company employees participate.

The Company offers various 401(k) plans (the "Plans") to provide retirement benefits for employees. All employees who meet certain eligibility requirements are able to participate in the Plans. Discretionary matching contributions are determined each year by the Company. The Company contributed to the Plans $0.7 million in the year ended December 31, 2003 and $0.4 million in each of the years ended December 31, 2002 and 2001.

Long-term Incentive Plan

The Company has a Long-term Incentive Plan (the "Plan"), (adopted in 2000) which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.8 million shares of Class A Subordinate Voting Stock are available to be issued under the Plan, of which 6.5 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.4 million are available for issuance pursuant to any other type of award under the Plan.

The Company grants stock options to certain directors, officers, key employees and consultants to purchase shares of the Company's Class A Subordinate Voting Stock. All of such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of the Company at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreements entered into by the Company with each recipient of options.

Information with respect to shares under option is as follows:

	Shares Subject to Option		Weighted Average Exercise Price	
	2003	2002	**2003**	2002
Balance, Beginning of Year	**5,361,833**	4,453,333	**$ 6.18**	$ 5.99
Granted	**640,000**	947,500	**6.93**	7.00
Exercised	**(6,000)**	(18,000)	**4.88**	4.88
Forfeited	**(1,154,333)**	(21,000)	**6.78**	5.37
Balance, End of Year	**4,841,500**	5,361,833	**$ 6.14**	$ 6.18

Information regarding stock options outstanding is as follows:

	Options Outstanding		Options Exercisable	
	2003	2002	**2003**	2002
Number	**4,841,500**	5,361,833	**3,996,811**	3,905,623
Weighted average exercise price	**$ 6.14**	$ 6.18	**$ 6.10**	$ 6.18
Weighted average remaining contractual life (years)	**6.6**	7.1	**6.3**	6.6

Pro-forma information regarding net income (loss) and earnings (loss) per share is required by SFAS 123, "Accounting and Disclosure of Stock-Based Compensation", and has been determined as if the Company had accounted for its stock options under the fair value method under SFAS 123. The average fair values of the stock option grants in 2003 were $1.50 (for the year ended December 31, 2002 - $3.41; for the year ended December 31, 2001 - $2.90). The fair value of stock option grants in 2003 was estimated at the date of grant using the following assumptions:

	Years ended December 31,		
	2003	2002	2001
Risk free interest rates	**2.0%**	3.0%	4.5%
Dividend yields	**0.84%**	0.77%	0%
Volatility factor of expected market price of Class A Subordinate Voting Stock	**0.534**	0.549	0.542
Weighted average expected life (years)	**4.00**	4.07	4.28

The Black – Scholes option valuation model was developed for use in estimating the fair value of traded options that require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

The Company's SFAS 123 pro-forma net income (loss) and the related per share amounts are as follows:

	Years ended December 31,		
	2003	2002	2001
Net income (loss), as reported	**$ (105,097)**	$ (14,395)	$ 13,464
Pro-forma stock compensation expense determined under the fair value method, net of tax	**(2,181)**	(3,009)	(2,815)
Pro-forma net income (loss)	**$ (107,278)**	$ (17,404)	$ 10,649
Earnings (loss) per share			
Basic - as reported	**$ (0.98)**	$ (0.14)	$ 0.16
Basic - pro-forma	**$ (1.00)**	$ (0.17)	$ 0.13
Diluted - as reported	**$ (0.98)**	$ (0.14)	$ 0.16
Diluted - pro-forma	**$ (1.00)**	$ (0.17)	$ 0.13

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period.

20. CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's accounting policies, as reflected in these consolidated financial statements, do not materially differ from Canadian generally accepted accounting principles ("Canadian GAAP") except for:

[a] Under Canadian GAAP, the Company's convertible subordinated notes would be recorded in part as debt and in part as shareholders' equity, rather than entirely as debt as considered under U.S. GAAP.

At December 31, 2003, under Canadian GAAP, the convertible subordinated notes liability would decrease by $9.2 million, and other paid in capital, included in shareholders' equity, would increase by $16.0 million. In addition, the issue costs related to the notes of $6.8 million would be recorded in other assets and not netted within the liability amount.

[b] Under Canadian GAAP, sale of land to a related party that owns less than 80% of the vendor's share capital, where the exchange amount is supported by independent evidence, is considered an income item rather than a contribution to equity as considered under U.S. GAAP.

[c] Under Canadian GAAP there is no requirement to disclose comprehensive income (loss).

The following table presents net income (loss) and earnings (loss) per share information following Canadian GAAP:

	Years ended December 31,		
	2003	2002	2001
Net income (loss) under U.S. GAAP	**$ (105,097)**	$ (14,395)	$ 13,464
Adjustments [net of related tax effects]			
Interest expense on convertible subordinated notes resulting from amortization of discount on initial recognition of liability component [a]	**(1,175)**	(66)	-
Net gain on sale of real estate to a related party [b] (note 17)	**-**	9,992	5,938
Net income (loss) under Canadian GAAP	**$ (106,272)**	$ (4,469)	$ 19,402
Earnings (loss) per share:			
Basic	**$ (0.99)**	$ (0.04)	$ 0.23
Diluted	**$ (0.99)**	$ (0.04)	$ 0.23

SUPPLEMENTARY FINANCIAL INFORMATION

Quarterly Information

(U.S. dollars in thousands, except per share figures)
(unaudited)

For the year ended December 31, 2003	March 31	June 30	September 30	December 31	Total
Revenue	$ 270,115	$ 188,267	$ 104,475	$ 146,078	$ 708,935
Earnings (loss) before interest, income taxes, depreciation and amortization ("EBITDA")	31,839	10,977	(12,599)	(148,153)	(117,936)
Net income (loss)	12,650	811	(15,397)	(103,161)	(105,097)
Diluted earnings (loss) per share	0.12	0.01	(0.14)	(0.96)	(0.98)

For the year ended December 31, 2002	March 31	June 30	September 30	December 31	Total
Revenue	$ 248,799	$ 128,168	$ 65,433	$ 106,821	$ 549,221
EBITDA	37,046	7,536	(11,220)	(32,809)	553
Net income (loss)	18,615	1,082	(9,742)	(24,350)	(14,395)
Diluted earnings (loss) per share	0.22	0.01	(0.09)	(0.23)	(0.14)

For the year ended December 31, 2001	March 31	June 30	September 30	December 31	Total
Revenue	$ 244,526	$ 113,192	$ 65,832	$ 95,511	$ 519,061
EBITDA	44,622	11,019	(2,825)	(1,127)	51,689
Net income (loss)	22,468	2,237	(6,227)	(5,014)	13,464
Diluted earnings (loss) per share	0.28	0.03	(0.07)	(0.06)	0.16

Reconciliation of Non-GAAP to GAAP Financial Measures

(U.S. dollars in thousands)
(unaudited)

Earnings (Loss) Before Interest, Income Taxes, Depreciation and Amortization ("EBITDA")	**2003**	2002	2001	2000	1999
Income (loss) before income taxes	**$(163,453)**	$ (22,990)	$ 22,813	$ 1,553	$ 2,773
Interest expense (income), net	**13,620**	709	2,682	215	(920)
Depreciation and amortization	**31,897**	22,834	26,194	20,061	7,924
EBITDA	**$(117,936)**	$ 553	$ 51,689	$ 21,829	$ 9,777

TRADING DATA AND STOCK LISTINGS

Trading Data – Class A Subordinate Voting Stock

	Nasdaq (MECA)		**TSX (MEC.A)**	
2003	**High**	**Low**	**High**	**Low**
	($US)		*($Cdn)*	
1st Quarter	6.32	4.21	9.77	6.25
2nd Quarter	5.38	3.99	7.74	5.48
3rd Quarter	5.15	3.55	7.24	5.00
4th Quarter	5.94	3.94	7.88	5.50

As of March 10, 2004, there were 634 registered holders of Class A Subordinate Voting Stock.

Stock Listings

Class A Subordinate Voting Stock
Nasdaq National Market – **MECA**
Toronto Stock Exchange – **MEC.A**

Shareholder Information

Office Locations for Magna Entertainment Corp. and its major operations

Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Telephone: (905) 726-2462

Bay Meadows Racecourse
2600 S. Delaware Street
San Mateo, California, USA 94402
Telephone: (650) 574-7223

Flamboro Downs
967 Highway 5
Dundas, Ontario, Canada L9H 5G1
Telephone: (905) 627-3561

Golden Gate Fields
1100 East Shore Highway
Albany, California, USA 94706
Telephone: (510) 559-7300

Great Lakes Downs
4800 Harvey Street
Muskegon, Michigan, USA 49444
Telephone: (231) 799-2400

Gulfstream Park
901 South Federal Highway
Hallandale Beach, Florida, USA 33009
Telephone: (954) 454-7000

Laurel Park
Route 198 & Racetrack Road
Laurel, Maryland, USA 20724
Telephone: (301) 725-0400

Lone Star Park at Grand Prairie
1000 Lone Star Parkway
Grand Prairie, Texas, USA 75050
Telephone: (972) 263-7223

Magna Racino™
Racino Platz 1
A-2483 Ebreichsdorf, Austria
Telephone: 011-43-2254-900-0

The Meadows
Racetrack Road
Meadow Lands, Pennsylvania, USA 15347
Telephone: (724) 225-9300

Multnomah Greyhound Park
944 N.E. 223 Avenue
Wood Village, Oregon, USA 97060
Telephone: (503) 667-7700

Pimlico Race Course
5201 Parkheights Avenue
Baltimore, Maryland, USA 21215
Telephone: (410) 542-9400

Portland Meadows
1001 N. Schmeer Road
Portland, Oregon, USA 97217
Telephone: (503) 285-9144

Remington Park
One Remington Place
Oklahoma City, Oklahoma, USA 73111
Telephone: (405) 424-1000

Santa Anita Park
285 W. Huntington Drive
Arcadia, California, USA 91007
Telephone: (626) 574-7223

Thistledown
21501 Emery Road
North Randall, Ohio, USA 44128
Telephone: (216) 662-8600

Fontana Sports
Magna-Strasse 1
A-2522 Oberwaltersdorf, Austria
Telephone: 011-43-2253-606-401

Magna Golf Club
14780 Leslie Street
Aurora, Ontario, Canada L4G 7C3
Telephone: (905) 726-3456

HorseRacing TV™
Telephone: 1-866-733-HRTV
(1-866-733-4788)
customerservice@hr.tv
www.hr.tv

RaceONTV™
Telephone: 011-43-2253-600-0
www.raceontv.com

XpressBet™
200 Racetrack Road
Washington, PA 15301
Telephone: 1-866-88XPRESS
(1-866-889-7737)
customerservice@xpressbet.com
www.xpressbet.com

Transfer Agents and Registrars

Canada
Computershare Trust Company of Canada
Toronto, Ontario, Canada
Telephone: 1-800-564-6253

United States
Computershare Trust Company, Inc.
Denver, Colorado, USA
Telephone: 1-800-962-4284

Copies of the Financial Statements for the Year Ended December 31, 2003 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval (EDGAR) system, which can be accessed at www.sec.gov/edgarhp.htm for U.S. shareholders, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com for Canadian shareholders. The Report on Form 10-K, Form 10-Qs, Form 8-Ks and other required securities filings can also be found on EDGAR and SEDAR.

Directors

Jerry D. Campbell
Chairman of the Board,
Republic Bancorp Inc.

William G. Davis
Counsel, Torys
(Barristers and Solicitors)

Louis E. Lataif
Dean, School of Management,
Boston University

Edward C. Lumley
Vice-Chairman,
BMO Nesbitt Burns Inc.

William J. Menear
President and
Chief Executive Officer,
William Menear & Associates
Limited

Jim McAlpine
President and
Chief Executive Officer,
Magna Entertainment Corp.

Gino Roncelli
Chief Executive Officer,
Roncelli Plastics Inc.

Frank Stronach
Chairman of the Board,
Magna International Inc.

Corporate Officers

Frank Stronach
Chairman

Jim McAlpine
President and
Chief Executive Officer

Donald Amos
Executive Vice-President
and Chief Operating Officer

Blake Tohana
Executive Vice-President
and Chief Financial Officer

Gary M. Cohn
Vice-President, Special Projects
and Secretary

Frank DeMarco, Jr.
Vice-President, Regulatory Affairs

Douglas R. Tatters
Vice-President and Controller

The 2004 Annual Meeting of Stockholders
The 2004 Annual Meeting of Stockholders will be held at:
The Design Exchange
234 Bay Street, Toronto-Dominion Centre
Toronto, Ontario, Canada
Tuesday, May 4, 2004

Design: Kirkwood Communications • Production: Walter J. Mishko & Co. Inc. • Printing: Colour Innovations



MEC

Magna Entertainment Corp.

337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Telephone: (905) 726-2462

www.magnaentertainment.com

Printed in Canada